Prospectus
March 4, 1999


                            Resource Capital Trust I
                       320,000 $2.3125 Capital Securities
                              (Due April 15, 2029)


The Trust:                                                       The Offering:
o    The trust's only assets will be the 9.25% junior            o    The trust is offering 320,000 capital securities,
     subordinated debt securities of Resource Bankshares              which will represent preferred interests in its assets.
     Corporation, which mature on April 15, 2029.
                                                                 o    Best efforts offering:  The underwriter is not
o    Resource Bankshares Corporation will own all of the              required to sell any specific number or dollar amount
     trust's common securities, which will represent common           of capital securities, but will use its best efforts
     interests in the trust's assets.                                 to sell the capital securities offered.

o    Resource Bankshares Corporation owns and operates           o    No public market exists for the capital securities.
     Resource Bank.
                                                                 o    The trust plans to use the proceeds from this
o    Resource Capital Trust I                                         offering to purchase the 9.25% junior subordinated
     c/o Resource Bankshares Corporation                              debt securities of Resource Bankshares Corporation.
     3720 Virginia Beach Boulevard
     Virginia Beach, Virginia  23452                             o    Cash distributions of $2.3125 per year will be
     (757) 463-2265                                                   paid quarterly on the capital securities each year
                                                                      beginning on April 15, 1999.
Proposed Symbol and Market
o        RBKVP / Over-the-Counter Bulletin Board                 o    Closing:  March 9, 1999

                                                                      Per Share               Total
                                                                 --------------------- ---------------------
         Public offering price and proceeds to the trust:              $25.00               $8,000,000


         Resource Bankshares Corporation will pay the underwriter, McKinnon & Company, Inc., $0.75 for each capital security sold, or a total of $240,000 if all of the capital securities are sold, and the expenses of the offering. If the trust exercises its right to increase the size of the offering by up to $1.2 million, Resource Bankshares Corporation will pay the underwriter additional compensation.


     This investment involves risk. See "Risk Factors" beginning on Page 11.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                            McKinnon & Company, Inc.

                       WHERE YOU CAN FIND MORE INFORMATION

         Resource Bankshares Corporation, which we will refer to as we, us or our, files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Resource Bankshares Corporation, that file documents with the Commission electronically through the Commission's electronic data gathering, analysis and retrieval system known as EDGAR. Our common stock is traded on the American Stock Exchange under the symbol "RBV." Our reports, proxy and information statements may also be reviewed at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.


         This prospectus is part of a registration statement filed by Resource Capital Trust I and Resource Bankshares Corporation with the Commission. Because the rules and regulations of the Commission allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information contained in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us, the trust and the capital securities being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the Commission at the addresses mentioned above.

             INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

         The Commission allows us to "incorporate by reference" information we have filed with the Commission. This means:

         o        incorporated documents are considered part of this prospectus;

         o we can disclose important information to you by referring you to those documents.

         We incorporate by reference the documents listed below:

         o Annual Report on Form 10-KSB for the year ended December 31, 1997 of Resource Bank, our predecessor.

         o Quarterly report on Form 10-QSB of Resource Bank for the three months ended March 31, 1998 and quarterly reports on Form 10-QSB of Resource Bankshares Corporation for the three month periods ended June 30, 1998 and September 30, 1998.

         Copies of the annual report on Form 10-KSB for the year ended December 31, 1997, the quarterly report on Form 10-QSB for the quarter ended September 30, 1998 and Resource Bank's proxy statement for the 1998 annual meeting of shareholders are being delivered to you with this prospectus.

         You may request a copy of any filings referred to above, excluding exhibits, at no cost, by contacting us orally or in writing at the following address:

                           Lu Ann Klevecz
                           Assistant Vice President
                           Resource Bank
                           3720 Virginia Beach Blvd.
                           Virginia Beach, Virginia 23452
                           (757) 463-2265

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Neither Resource Bankshares Corporation nor the trust is making an offer of the capital securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.

         Please refer to page 61 for an index of significant terms used in this prospectus.

                               Prospectus Summary

         This summary highlights some of the more detailed information appearing elsewhere in this prospectus and in the documents we have incorporated by reference.

                         Resource Bankshares Corporation

         Resource Bankshares Corporation, a Virginia corporation, was formed in 1998 and is headquartered in Virginia Beach, Virginia. We own Resource Bank, a Virginia-chartered commercial bank. We conduct virtually all of our business through Resource Bank. Resource Bank opened for business in September, 1988. In December, 1992, after four years of losses, a new management team headed by Lawrence N. Smith and a new board took control of Resource Bank. Resource Bank operates a banking office in Virginia Beach, Virginia and one each in the towns of Herndon and Reston, which are in Fairfax County, Virginia. Virginia Beach, and Fairfax County are among the highest per capita income, largest and fastest growing areas of Virginia. Resource Bank's mortgage division currently has two offices in Richmond, Virginia, one each in Chesapeake, Reston and Virginia Beach, Virginia and one in Bowie, Maryland.

         On December 1, 1997, Resource Bank acquired Eastern American Bank, FSB. All of the issued and outstanding shares of Eastern American Bank were converted into shares of Resource Bank common stock, amounting to a purchase price of $5.0 million. As a result of the acquisition, Resource Bank acquired $66.5 million in assets (including the Herndon and Reston branch offices), $48.1 million in net loans, and assumed $52.8 million in deposit liabilities. The fair value of the assets we acquired exceeded the sum of the liabilities we assumed and the purchase price by $547,000.

         At September 30, 1998, we had total assets of $231.5 million, total deposits of $201.2 million, and stockholders' equity of $17.4 million.

         We employ a seasoned management team, hiring experienced lenders and credit officers with a strong commercial loan following from large regional banks. Since 1992 we have hired ten senior loan and credit officers each with at least ten years of experience at large regional banks. Resource Bank recently hired T. A. Grell, Jr., as President. For the past 14 years Mr. Grell served as the senior loan and credit officer in eastern Virginia with a state-wide bank that was acquired by a large regional bank in late 1997. In the six years since the current management team assumed control, this strategy and the Eastern American Bank acquisition have helped us achieve compound annual growth rates in assets, loans and deposits of over 50%. Net income increased from $351,000 in 1993 to $1.8 million in 1997. For the first nine months of 1998, net income was $2.3 million. Our return on average equity was 18.58% in the nine months ended September 30, 1998 and was 18.59%, 20.46 % and 17.93% in 1997, 1996 and 1995,
respectively. Our net overhead ratio was 1.46% in the first nine months of 1998, and 1.55%, 1.68% and 1.74% in 1997, 1996 and 1995, respectively.

         Despite our high growth rate in assets, loans and deposits, we have experienced a relatively low level of net charge-offs. Twice since 1992 we have significantly reduced our ratio of non-performing assets to loans and foreclosed properties. From December 31, 1992 to year-end 1993, the first year under new management, the ratio declined from 5.6% to 0.66%. At year-end 1997, non-performing assets increased significantly as a result of the Eastern American Bank acquisition. However, the ratio of non-performing assets to loans and foreclosed properties, which was 3.36% at December 31, 1997 had declined to 1.36% at September 30, 1998. Net charge-offs to average loans have ranged from 0.02% to 0.31% since 1993 and were 0.11% in the first nine months of 1998.

         We expect to open two to four loan production offices during 1999, each staffed with two or three senior commercial loan and credit officers who gained their experience with large banks and who each has the potential to bring a portfolio of commercial loans and small business loans of $10.0 million to us.

         Resource Bank's mortgage division made loans of approximately $290 million in 1997 and $501 million in the first nine months of 1998. Business loans and construction loans make up approximately 50% of Resource Bank's total loan portfolio. Resource Bank makes loans guaranteed by the Small Business Administration in the Richmond and Washington, D.C. markets. It also makes loans secured by customers' accounts receivable in eastern and northern Virginia.

         We are a legal entity separate and distinct from Resource Bank. Our right, and thus your right, to receive any of the assets of Resource Bank is subject to the claims of creditors of Resource Bank. Our principal source of revenues is dividends from Resource Bank.

         Because we own a bank, Resource Bank, we are known as a bank holding company. As a bank holding company, we are registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Our executive offices are located at 3720 Virginia Beach Boulevard, Virginia Beach, Virginia 23452. Our mailing address is P.O. Box 61009, Virginia Beach, Virginia 23466 and our telephone number is (757) 463-2265.

                            Resource Capital Trust I

         We formed the trust under Delaware law on December 23, 1998. We and the trustees of the trust will sign an agreement, which will contain the terms and conditions for the trust to issue and sell its capital securities, as well as its common securities. This agreement is called the amended and restated declaration of trust and it also governs the duties of the trustees.

         The trust exists solely to:

         o        sell the capital securities and the common securities;

         o use the money it receives from the sale of the capital securities and common securities to purchase our junior subordinated debt securities, which will be the only assets of the trust; and

         o        engage in other activities that are related to these purposes.

         We will purchase all of the common securities of the trust. The common securities will entitle us to receive 3% of the trust's cash distributions. The capital securities will entitle you and the other owners to the remaining 97% of the trust's cash distributions. If we default on the junior subordinated debt securities, we will not receive cash distributions on the common securities until you have received your cash distributions on the capital securities.

         The trust has a term of approximately 40 years, but may be dissolved earlier if the capital securities are paid off. We have appointed the following trustees to conduct the trust's business and affairs:

         o Wilmington Trust Company is the property trustee and the Delaware trustee;

         o Two individuals who are employees and officers of Resource Bankshares Corporation, T. A. Grell, Jr. and Harvard R. Birdsong are the administrative trustees;

         As the sole holder of the common securities, we can replace or remove any of the trustees, unless we default on the junior subordinated debt securities. A default, for example, would include failing to make required payments on the junior subordinated debt securities. If we default and do not cure our default, the property trustee and the Delaware trustee can only be replaced and removed by the holders of at least a majority of the capital securities. As owner of all of the trust's common securities, only we can remove or replace the administrative trustees.

         The trust has no separate financial statements. The statements would not be meaningful to you because the trust has no independent operations. The trust exists solely for the reasons summarized above.

                                  The Offering

Securities Offered.............     The trust is offering for sale 320,000 capital securities.  The trust has the right to increase the number of capital securities offered for sale to 368,000.

Offering Price.................     The offering price is $25.00 for each Capital Security.

Distributions..................     You will be entitled to receive cash distributions of $2.3125 per year on each capital security.  Distributions will be payable quarterly on the 15th day of
                                    January, April, July and October of each year, beginning on April 15, 1999.
                                    Your  first cash distribution will be less than the regular quarterly amount because you are buying your capital securities after January 15, 1999.

Interest Payments
Could be Deferred..............     We have the right to defer interest payments on the junior subordinated debt securities for up to 20 consecutive quarters.  If we pay all deferred interest at the end of an interest deferral period, we can begin a new interest deferral
                                    period at any time.   No interest deferral period may last beyond April 15,
                                    2029.  We may not defer interest payments if we have defaulted on the junior subordinated debt securities.  However, electing to defer interest payments, by itself, is not a default.

Cash Distributions
Could be Deferred..............     If we defer interest payments on the junior subordinated debt securities, the trust will also defer cash distributions on your capital securities.  During any period when cash distributions are deferred,  your right to receive cash distributions will accumulate.  You also will accumulate the right to receive additional distributions at 9.25% per year, compounded quarterly, on any deferred distributions.  You will also be required to pay income taxes on deferred distributions even if you are a cash basis taxpayer.

Our Obligations................     We are unconditionally obligated to pay distributions and all other amounts on the capital securities.  However, this does not mean that we may not exercise our right, as described above, to defer interest payments on the junior subordinated debt securities.



                                      -6-

Ranking of Capital
Securities.....................     If we default, payments to you on the capital securities will be made before any payments to us on the common securities.  Otherwise, payments on the capital securities and common securities will be made pro rata.

Ranking of Junior
Subordinated Debt
Securities.....................     The junior subordinated debt securities will be unsecured and subordinate to all our senior debt.  This means that there will be no collateral for our obligations to you.  It also means that if we default, all of our senior debt will be paid before you are paid.  Although we currently have no senior debt, any debts we incur in the future are likely to be senior debt.  There is no limit on the amount of senior debt that we may incur.  We will guarantee that you will receive cash distributions if the trust has the funds available to pay you.  Our guarantee also will be unsecured and subordinate to all senior debt.
                                    In addition, , the junior subordinated debt securities and the guarantee will be subordinate to all existing and future liabilities of our subsidiaries, including Resource Bank's deposit liabilities.

Repayment of
Capital Securities.............     The trust must pay you $25.00 per capital security, plus accrued distributions, when the junior subordinated debt securities are paid-off at or before maturity.  The stated maturity of the junior subordinated debt securities is
                                    April 15, 2029.

                                    We have the right at any time on or after April 15, 2004 to pay-off the junior subordinated debt securities. We also have the right at any time before April
                                    15, 2004 to pay-off the junior subordinated debt securities if any of three things happen. We can pay-off the junior subordinated debt securities before
                                    April 15, 2004 if tax law changes prevent us from deducting interest payments or if changes in banking regulations prevent us from counting the trust's assets as capital. A change in the Investment Company Act of 1940 that requires the trust to register under that law also would permit us to pay-off the junior subordinated debt securities before April 15, 2004.

                                    We must pay a premium to the trust if we pay-off the junior subordinated debt securities before April 15, 2014. As a holder of capital securities, you will receive your share of any premium we pay to the trust.



                                      -7-

Limited Voting Rights..........     You will have no voting rights, except in limited circumstances.

No Rating......................     We do not expect the capital securities to be rated by any rating service.  None of the other securities that we issue are so rated.

ERISA Considerations...........     Please carefully consider the information set forth in "ERISA Considerations", which begins on page 57.

Use of Proceeds................     The trust will use all of the proceeds from the sale of the common securities and capital securities to purchase the junior subordinated debt securities from
                                    us.  We intend to use the net proceeds from the sale of the junior subordinated debt securities for general corporate purposes, including making advances to
                                    Resource Bank to support its continued growth. Pending any such application by us, we may invest the net proceeds in interest-bearing assets.

Proposed Nasdaq OTC
Bulletin Board Symbol..........     We have applied to have the capital securities approved for quotation on the
                                    Nasdaq OTC bulletin board under the symbol "RBKVP".

Risk Factors...................     An investment in the capital securities involves a number of risks.  Some of these risks relate to the capital securities and other risks relate to us.  We urge you to carefully consider the information contained in "Risk Factors" set forth on page 11 of this prospectus, as well as the other information contained in this prospectus and in the documents which are incorporated by reference in this prospectus, before you buy any capital securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table contains our consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1997 and for the nine months ended September 30, 1998. For purposes of computing these ratios, earnings represent net income, plus total taxes based on income, plus fixed charges. Fixed charges include interest expense, the estimated interest component of net rental expense and amortization of debt expense.

                                              Nine
                                             Months
                                             Ended
                                            Sept. 30                    Years Ended December 31
                                            ---------    -----------------------------------------------------
                                               1998          1997        1996       1995       1994       1993
                                               ----          ----        ----       ----       ----       ----
Ratio of Earnings to Fixed Charges
    Excluding interest on deposits            5.01x        10.32x      17.52x      4.16x       5.57x     25.33x
    Including interest on deposits            1.41x         1.46x       1.34x      1.30x       1.25x      1.19x


                          SUMMARY FINANCIAL INFORMATION

         The following consolidated summary contains selected financial data for Resource Bankshares Corporation and its subsidiaries for the periods and at the dates indicated. You should also read the detailed information and the financial statements included in the documents that we have incorporated by reference. All per share figures have been adjusted to reflect a two-for-one stock split on July 1, 1998.

                                          Nine Months Ended Sept. 30                    Years Ended December 31
                                          --------------------------  -----------------------------------------------------------
                                                (unaudited)
                                             1998         1997         1997          1996          1995          1994        1993
                                             ----         ----         ----          ----          ----          ----        ----
Income Statement Data:                                           (Dollars in thousands, except per share data)
   Gross interest income...............    $15,002       $7,592       $10,937        $8,295       $6,046         $3,988      $2,471
   Gross interest expense..............      8,660        4,133         5,983         4,690        3,500          1,905       1,145
   Net interest income.................      6,342        3,459         4,954         3,605        2,546          2,083       1,326
   Provision for possible loan losses..        150          113           155           290          512             50         286
   Net interest income after
     provision for loan losses.........      6,192        3,346         4,799         3,315        2,034          2,033       1,040
   Non-interest income.................      6,349        3,049         4,520         2,755        2,012          1,341       1,293
   Non-interest expense................      9,002        4,419         6,533         4,451        3,285          2,904       2,114
   Income before income taxes..........      3,539        1,976         2,786         1,619          761            471         219
   Income taxes........................      1,239          672           965           153        (144)          (180)       (132)
   Net income..........................      2,300        1,304         1,821         1,466          905            651         351

Per Share Data:
   Net income, basic...................      $0.93        $0.67         $0.92         $0.79        $0.54          $0.39       $0.21
   Net Income, diluted                        0.85         0.61          0.84          0.76         0.54           0.39        0.21
   Cash dividends......................       0.18         0.125         0.125         0.05            -              -           -
   Book value at period end............       7.00         5.12          6.36          4.47         3.44           2.68        1.66
   Tangible book value at period end...       7.00         5.12          6.36          4.47         3.44           2.68        1.66

Period-End Balance Sheet Data:
   Total assets........................   $231,474     $142,935      $209,330      $115,836      $87,352        $63,735     $51,475
   Total loans (net of unearned income)    176,790       93,411       150,590        81,975       58,464         41,034      31,166
   Total deposits......................    201,176      117,218       169,508        99,179       80,905         54,918      47,024
   Long-term debt......................      7,300        5,000         7,300             -            -              -           -
   Shareholders' equity................     17,351        9,909        15,602         8,655        5,810          4,525       4,208

Performance Ratios:
   Return on average assets............       1.27%        1.44%         1.40%         1.45%        1.24%          1.18%       0.93%
   Return on average shareholders'
     equity............................      18.58%       18.94%        18.59%        20.46%       17.93%         14.38%       8.33%
   Average shareholders' equity to
     average total assets..............       6.80%        7.61%         7.54%         7.10%        6.90%          8.16%       5.91%
   Net Overhead Ratio..................       1.46%        1.33%         1.55%         1.68%        1.74%          2.84%       2.18%
   Net interest margin.................       3.60%        3.95%         3.90%         3.70%        3.62%          4.00%       3.81%

Asset Quality Ratios
   Net charge-offs to average loans....       0.11%        0.01%         0.02%         0.15%        0.31%          0.20%       0.72%
   Allowance to period-end loans.......       1.44%        1.22%         1.71%         1.27%        1.46%          1.20%       1.64%
   Allowance to nonperforming loans....     132.65%      138.55%        58.50%       247.03%     1220.00%        793.55%     441.38%
   Nonaccrual loans to loans...........       0.40%        0.36%         2.03%         0.06%        0.10%          0.13%       0.36%
   Nonperforming assets to loans and
     foreclosed properties.............       1.36%        0.94%         3.36%         0.57%        0.24%          0.37%       0.66%

Capital Ratios:
   Risk-based capital ratios
     Tier 1 capital....................       8.24%        8.79%         9.69%        10.22%        9.61%         10.23%      10.88%
     Total capital.....................       9.45%        9.83%        10.93%        11.45%       10.86%         11.28%      12.13%
   Leverage capital ratio..............       7.12%        7.44%         9.67%         7.04%        6.25%          7.22%       7.60%
   Total equity to total assets........       7.50%        6.93%         7.45%         7.47%        6.65%          7.10%       8.17%


                                  Risk Factors

An investment in the capital securities involves a number of risks. Some of these risks relate to the capital securities and others relate to us. Please carefully consider the following information, together with the other information in this prospectus and in the documents that are incorporated by reference in this prospectus before you buy any capital securities.

Risks Related To The Capital Securities

         Our Obligations Are Unsecured and Subordinated

         General Concerns. Our obligations under the junior subordinated debt securities and the guarantee are unsecured and subordinate to all of our present and future senior debt. This means that there will be no collateral for our obligations to you. It also means that if we default, all of our senior debt will be paid before you are paid. As of September 30, 1998, we had no senior debt. However, any debts we incur in the future are likely to be senior debt. There is no limit to our ability or Resource Bank's ability to incur additional debts, including senior debt. For additional information, please refer to "Description of Junior Subordinated Debt Securities - What Does Subordination Mean to You?", which begins on page 48.

         The ability of the trust to make payments on the capital securities depends solely upon our making payments on the junior subordinated debt securities as and when required. If we default on our obligation to make required payments on the junior subordinated debt securities, the trust will not have sufficient funds to make cash distributions to you. You will not be able to rely upon the guarantee for payment of these amounts. Instead, you or the property trustee may sue us directly for payment under the junior subordinated debt securities.

         Our right, and thus your right, to receive any assets of Resource Bank is subject to the claims of Resource Bank's creditors, including depositors. At September 30, 1998, Resource Bank, had total liabilities, including deposits, of $214.1 million. Because the junior subordinated debt securities will be subordinated to all existing and future liabilities of our subsidiaries, including Resource Bank's deposit liabilities, you should look only to our assets, and not assets of our subsidiaries, for payments on the junior subordinated debt securities.

         There are Limits on our Sources of Funds. Because we own Resource Bank, we are regulated by the Board of Governors of the Federal Reserve System. The Federal Reserve also regulates Resource Bank. Almost all of our consolidated assets are owned by Resource Bank. We will rely almost entirely on dividends from Resource Bank to satisfy our obligations to pay principal and interest on the junior subordinated debt securities. There are legal limits on the amount of dividends that a bank such as Resource Bank is permitted to pay. We cannot assure you that Resource Bank will be able to pay dividends at past levels, or at all, in the future. For additional information, please refer to "Description of Guarantee - General", which begins on page 50.

         The Deferral of Distributions Has Adverse Tax and Market Price Consequences

         General Concerns. As long as we do not default on the junior subordinated debt securities, we have the right to defer interest payments on the junior subordinated debt securities for up to 20 consecutive quarters. If we pay all deferred interest at the end of an interest deferral period, we can begin a new interest deferral period at any time. No interest deferral period may last beyond April 15, 2029. If we defer interest payments on the junior subordinated debt securities, the trust will defer cash distributions on the capital securities until we resume interest payments. For additional information, please refer to "Description of Capital Securities - Distributions", which begins on page 27.

         Some Possible Adverse Tax Consequences. If the trust defers distributions on the capital securities, you will be required to pay income taxes on the deferred distribution and accrue interest income even if you are a cash basis taxpayer. That is, you must include the deferred interest in your gross income for U.S. federal income tax purposes regardless of whether you receive cash distributions. You will not receive the cash related to any accrued and unpaid interest from the trust if you sell your capital securities before all deferred distributions have been brought current.

Deferred distributions that are included in your gross income will increase your tax basis in the capital securities. If you sell your capital securities before all deferred distributions have been brought current, your increased tax basis will decrease the amount of any capital gain or will create a capital loss or increase the amount of any capital loss that you realize on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income.

         Possible Market Price Decline. We have no current intention of exercising our right to defer interest payments on the junior subordinated debt securities. However, if we exercise this right in the future, the market price of the capital securities is likely to be adversely affected. If you sell your capital securities during a time when distributions have been deferred, you may not receive the same return on your investment as someone else who continues to hold the capital securities.

         You Have Limited Rights Against Us

         If we default on our obligation to pay principal or interest on the junior subordinated debt securities, the trust will not have sufficient funds to make payments on the capital securities. You would not be able to rely on the guarantee for payment. Instead, if we default in the payment of the principal or interest on the junior subordinated debt securities, then you may sue us directly to enforce payment. Except as described in this prospectus, you will not be able to exercise directly any other remedy available to holders of junior subordinated debt securities. For additional information, please refer to "Description of Junior Subordinated Debt Securities - Enforcement of Rights by Holders of Capital Securities", which begins on page 47.

         We May Cause an Early Redemption of the Capital Securities in Certain Events

         At any time that certain special events occur and are continuing, we have the right to redeem the junior subordinated debt securities. Within 90 days of a redemption of the junior subordinated debt securities, the capital securities and the common securities also must be redeemed. For additional information, please refer to "Description of Capital Securities - Events That Will Cause Redemption of Capital Securities", which begins on page 29.

         We Can Liquidate the Trust and Distribute the Junior Subordinated Debt Securities to You

         We will have the right at any time to terminate the trust and cause the junior subordinated debt securities to be distributed to you. Under current United States federal income tax law, a distribution of junior subordinated debt securities would not be a taxable event to you. If, however, the trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of dissolution of the trust, the distribution of the junior subordinated debt securities may be a taxable event to you. For additional information, please refer to a "Description of Capital Securities - Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities", which begins on page 32.

         We give no assurance about the market prices for capital securities or junior subordinated debt securities that may be distributed in exchange for capital securities if a liquidation of the trust occurs. Accordingly, the capital securities or the junior subordinated debt securities may trade at a discount to the price that you pay to purchase the capital securities. Because you may receive junior subordinated debt securities on a termination of the trust, you are also making an investment decision about the junior subordinated debt securities and should carefully review all the information regarding the junior subordinated debt securities in this prospectus.

         You Have Limited Voting Rights

         As a holder of capital securities, you will have limited voting rights. These voting rights will relate only to the modification of the capital securities, the termination of the trust, and the exercise of the trust's rights as a holder of the junior subordinated debt securities. In general, only we can replace or remove any of the trustees. We and the trustees may modify the amended and restated declaration of trust without your consent in order to ensure that the trust will not be classified as an association taxable as a corporation or to enable the trust to qualify as a grantor trust, in each case for federal income tax purposes, or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act of 1940, as amended, even if such action adversely affects your interests. You will have no voting rights on any matters submitted to a vote of our stockholders. For additional information, please refer to "Description of Capital Securities - Voting Rights of Capital Securities; Amendment of the Declaration", which begins on page 37.

         Absence of Public Market for the Capital Securities

         There is no existing market for the capital securities. We can give no assurance about the liquidity of any markets that may develop for the capital securities, your ability to sell your capital securities or at what price you will be able to sell your capital securities. Future trading prices of the capital securities will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities. The underwriter has informed us that it intends to make a market in the capital securities. However, the underwriter is not obligated to do so and any such market making activity may be terminated at any time without notice to the holders of the capital securities.

Risks Related To Us

         Risks of Rapid Growth

         It is our intention to expand our asset base. In particular, we hope to use the funds raised in this offering to support anticipated increases in our deposits and loans. Additional capital also would increase our legal lending limit under federal law, which in turn would allow us to compete more actively in our market area for larger loans. Our ability to manage growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

         Our Dependence on Senior Management

         Our future performance will depend largely on the contributions of a few senior executive officers of Resource Bank, including Lawrence N. Smith, the chief executive officer, T.A. Grell, Jr., the President, and chief operating officer and Resource Bank's four senior lending officers. The loss of the services of one or more of those individuals could have a material adverse effect on our business and development.

         The Credit Risks of Being a Lender

         There are certain risks inherent in making all loans, including risks of interest rate changes over the time period in which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral. Resource Bank maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. We cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease in our net income and, possibly, our capital.

         Potential Adverse Impact of Changes in Interest Rates

         Our profitability depends to a large extent on our net interest income. Net interest income is the difference between interest income on our loans and other interest-earning assets and interest expense on our deposits and other interest-bearing liabilities. Our net interest income will tend to decrease in a climate of declining interest rates. Conversely, our mortgage banking revenue will tend to decline in a climate of rising interest rates. We, like most financial institution holding companies, will continue to be affected by changes in general interest rate levels and other economic factors beyond our control.

         We are Subject to Strict Regulatory Capital Requirements

         We and Resource Bank are subject to regulatory capital requirements. At September 30, 1998, we and Resource Bank satisfied applicable regulatory capital requirements. If we or Resource Bank falls below the minimum capital requirements, bank regulatory agencies are likely to take regulatory action against us or Resource Bank. Such actions could prohibit principal and interest payments on the junior subordinated debt securities. We give no assurance that either we or Resource Bank will continue to be able to meet our respective minimum capital requirements.

         Our Concerns About Year 2000 Compliance

         The ability of our computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2-digit year after 1999 is commonly referred to as the "Year 2000" compliance issue. The Year 2000 issue is the result of computer programs and equipment which are dependent on "embedded chip technology" using two digits rather than four to define the applicable year. Any of our computer programs or equipment that are date dependent may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, or a temporary inability to process transactions, send invoices or engage in similar normal business activities.

         We began the process of assessing and preparing our computer systems and applications to be functional on January 1, 2000 in July 1996. We have also been communicating with third parties, such as customers, counter parties, payment systems, vendors and others to determine whether they will be functional on or before January 1, 2000.

         We have provided compliance certification questionnaires to our customers in order to determine their ability to be Year 2000 compliant. If a customer does not respond to the questionnaire or if its response does not provide us with adequate assurance that such customer's failure to be Year 2000 compliant would not have a material adverse effect on us, we are entitled to take steps to terminate our relationship with the customer before December 31, 1999.

         While we believe we are taking all necessary measures to be Year 2000 compliant, if we failed to modify all of our mission critical applications or if a number of our customers defaulted on their obligations to us as a result of their Year 2000 problems, this could have a material adverse effect on our business and results.

                                 USE OF PROCEEDS

         The trust will use all of the proceeds from the sale of the common securities and capital securities to purchase the junior subordinated debt securities. We intend to apply the net proceeds from the sale of the junior subordinated debt securities to our general funds to be used for general corporate purposes, including, from time to time, making advances to Resource Bank to support its continued growth. Pending any such application by us, the net proceeds may be invested in interest-bearing assets.

                            RESOURCE CAPITAL TRUST I

         We formed the trust under Delaware law on December 23, 1998. Wilmington Trust Company is the Delaware trustee and the property trustee. T. A. Grell, Jr. and Harvard R. Birdsong, officers of Resource Bankshares Corporation, are the administrative trustees.

         The trust exists for the exclusive purposes of:

         o issuing and selling the common securities and capital securities;

         o using the proceeds from the sale of the common securities and capital securities to purchase the junior subordinated debt securities; and

         o engaging in other activities that are related to these purposes.

         The junior subordinated debt securities will be the sole assets of the trust, and payments under the junior subordinated debt securities will be the sole revenues of the trust. All of the common securities will be owned by us. The common securities will rank equally, and payments will be made thereon pro rata, with the capital securities, except if there is a Debenture Event of Default (or an event that, with notice or the passage of time, would become such an Event of Default) or an Event of Default under the Declaration, our rights as holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the capital securities.

         We will acquire common securities in an aggregate liquidation amount equal to 3% of the total capital of the trust. The trust has a term of approximately 40 years, but may terminate earlier as provided in the declaration. The trust's business and affairs are conducted by its trustees, each appointed by us as holder of the common securities.

         Wilmington Trust Company, as property trustee, will act as sole indenture trustee under the declaration. Wilmington Trust Company will also act as trustee under the guarantee agreement and the indenture. The holder of the common securities, or the holders of a majority in liquidation amount of the capital securities if an Event of Default under the Declaration resulting from a Debenture Event of Default has occurred and is continuing, will be entitled to appoint, remove or replace the property trustee and/or Delaware trustee. In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrative trustees; such voting rights are ours exclusively. The duties and obligations of each trustee are governed by the Declaration. Pursuant to the expense provisions under the Indenture, we, as obligor on the junior subordinated debt securities, will pay all fees and expenses related to the trust and the offering of the capital securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the trust. The address and telephone number of the principal executive office of the trust is c/o:

                         Resource Bankshares Corporation
                          3720 Virginia Beach Boulevard
                         Virginia Beach, Virginia 23452
                            Attention: Lu Ann Klevecz
                                 (757) 463-2265

                    SELECTED HISTORICAL FINANCIAL INFORMATION

         The following consolidated summary sets forth selected financial data for Resource Bankshares Corporation and its subsidiaries for the periods and at the dates indicated. The following summary is qualified in its entirety by the detailed information and the financial statements included in the documents incorporated herein by reference. Please see "Incorporation of Information that We File with the SEC" on page 1.

                                          Nine Months Ended Sept. 30                         Years Ended December 31
                                          --------------------------   -----------------------------------------------------------
                                                (unaudited)
                                             1998         1997         1997          1996          1995          1994         1993
                                             ----         ----         ----          ----          ----          ----         ----
Income Statement Data:                                           (Dollars in thousands, except per share data)
   Gross interest income...............    $15,002       $7,592       $10,937        $8,295       $6,046         $3,988      $2,471
   Gross interest expense..............      8,660        4,133         5,983         4,690        3,500          1,905       1,145
   Net interest income.................      6,342        3,459         4,954         3,605        2,546          2,083       1,326
   Provision for possible loan losses..        150          113           155           290          512             50         286
   Net interest income after
     provision for loan losses.........      6,192        3,346         4,799         3,315        2,034          2,033       1,040
   Non-interest income.................      6,349        3,049         4,520         2,755        2,012          1,341       1,293
   Non-interest expense................      9,002        4,419         6,533         4,451        3,285          2,904       2,114
   Income before income taxes..........      3,539        1,976         2,786         1,619          761            471         219
   Income taxes........................      1,239          672           965           153        (144)          (180)       (132)
   Net income..........................      2,300        1,304         1,821         1,466          905            651         351

Per Share Data: (1)
   Net income, basic...................      $0.93        $0.67         $0.92         $0.79        $0.54          $0.39       $0.21
   Net Income, diluted                        0.85         0.61          0.84          0.76         0.54           0.39        0.21
   Cash dividends......................       0.18         0.125         0.125         0.05            -              -           -
   Book value at period end............       7.00         5.12          6.36          4.47         3.44           2.68        1.66
   Tangible book value at period end...       7.00         5.12          6.36          4.47         3.44           2.68        1.66

Period-End Balance Sheet Data:
   Total assets........................   $231,474     $142,935      $209,330      $115,836      $87,352        $63,735     $51,475
   Total loans (net of unearned income)    176,790       93,411       150,590        81,975       58,464         41,034      31,166
   Total deposits......................    201,176      117,218       169,508        99,179       80,905         54,918      47,024
   Long-term debt......................      7,300        5,000         7,300             -            -              -           -
   Shareholders' equity................     17,351        9,909        15,602         8,655        5,810          4,525       4,208

Performance Ratios: (2)
   Return on average assets............       1.27%        1.44%         1.40%         1.45%        1.24%          1.18%       0.93%
   Return on average shareholders'
     equity............................      18.58%       18.94%        18.59%        20.46%       17.93%         14.38%       8.33%
   Average shareholders' equity to
     average total assets..............       6.80%        7.61%         7.54%         7.10%        6.90%          8.16%       5.91%
   Net Overhead Ratio (3)..............       1.46%        1.33%         1.55%         1.68%        1.74%          2.84%       2.18%
   Net interest margin (4).............       3.60%        3.95%         3.90%         3.70%        3.62%          4.00%       3.81%

Earnings to Fixed Charges
   Excluding interest on deposits......       5.01x       12.69x        10.32x        17.52x        4.16x          5.57x      25.33x
   Including interest on deposits......       1.41x        1.48x         1.46x         1.34x        1.30x          1.25x       1.19x

Asset Quality Ratios
   Net charge-offs to average loans....       0.11%        0.01%         0.02%         0.15%        0.31%          0.20%       0.72%
   Allowance to period-end loans.......       1.44%        1.22%         1.71%         1.27%        1.46%          1.20%       1.64%
   Allowance to nonperforming loans....     132.65%      138.55%        58.50%       247.03%     1220.00%        793.55%     441.38%
   Nonaccrual loans to loans...........       0.40%        0.36%         2.03%         0.06%        0.10%          0.13%       0.36%
   Nonperforming assets to loans and
     foreclosed properties.............       1.36%        0.94%         3.36%         0.57%        0.24%          0.37%       0.66%

Capital Ratios:
   Risk-based capital ratios
     Tier 1 capital.................          8.24%        8.79%         9.69%        10.22%        9.61%         10.23%      10.88%
     Total capital..................          9.45%        9.83%        10.93%        11.45%       10.86%         11.28%      12.13%
   Leverage capital ratio...........          7.12%        7.44%         9.67%         7.04%        6.25%          7.22%       7.60%
   Total equity to total assets.....          7.50%        6.93%         7.45%         7.47%        6.65%          7.10%       8.17%

___________________
(1) All per share figures have been adjusted to reflect a two-for-one stock split on July 1, 1998.
(2)  Annualized for the nine months ended September 30, 1998 and 1997.
(3) Computed by dividing the difference between noninterest expense and noninterest income by average total assets.
(4) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents our net yield on our earning assets.

                         RESOURCE BANKSHARES CORPORATION

         The following discussion includes selected consolidated financial and other data for Resource Bankshares Corporation. This discussion is qualified in its entirety by the detailed information, and should be read in conjunction with, the financial statements and other information, included in the documents incorporated herein by reference.

         Resource Bankshares Corporation is a bank holding company that was formed in 1998 and is headquartered in Virginia Beach, Virginia. Our only subsidiary is Resource Bank, a Virginia-chartered commercial bank, which opened for business in September, 1988. In December, 1992 after four years of losses, Resource Bank was recapitalized under a new board and management. Currently Resource Bank operates a banking office in Virginia Beach, Virginia, and one each in the towns of Herndon and Reston, which are in Fairfax County, Virginia. The Herndon and Reston offices, including certain loans and deposits, were acquired December 1, 1997 from Eastern American Bank.

         From December 31, 1992 through December 31, 1997 our assets, loans, and deposits increased at compound annual growth rates of: 53.9%; 56.6%; and 53.5%, respectively. Net income increased from a loss of $351,000 in 1992 to $351,000 in 1993, $651,000 in 1994, $905,000 in 1995, $1.466 million in 1996 and, having used up a $4 million tax loss carryforward from 1992 to 1996, $1.821 million in 1997. At September 30, 1998 our total assets were $231.5 million, total deposits $201.2 million, and stockholders' equity $17.4 million. Net income in the nine months ended September 30, 1998 increased 76.4% to $2.3 million, up from $1.3 million in the first nine months of 1997, while diluted earnings per share increased 39.3% from the comparable period of fiscal 1997 to $.85.

         Virginia Beach and Fairfax County are among the highest per capita, largest and fastest growing areas of Virginia. Our growth has been accomplished by hiring experienced bank officers, particularly loan and credit officers, from large state-wide banks, and achieving significant increases in loan volume. Since 1992 we have hired ten senior loan and credit officers each with at least ten years of experience at large banks. Resource Banks' mortgage division made loans of approximately $290.0 million in 1997 and $501 million in the first nine months of 1998. Business loans and construction loans make up approximately 50% of our total loan portfolio. Resource Bank is an SBA Preferred Lender in the Richmond and Washington, D.C. markets and is an active asset-based lender in Eastern and Northern Virginia through an accounts receivable financing program licensed from Private Business, Inc.

         Our return on average equity increased from 8.33% in 1993 to 14.38% in 1994, 17.93% in 1995, and 20.46% in 1996 and, with the acquisition of Eastern American Bank, on a purchase basis, was 18.59% in 1997. For the nine months ended September 30, 1998, on an annualized basis, the return on average equity was 18.58%.

         The following table sets forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense and corresponding weighted-average yields and costs.

   Average Balances, Interest Income and Expenses, and Average Yields and Rates

                                           Nine months ended Sept. 30                     Year ended December 31
                                         ----------------------------   -----------------------------------------------------------
                                                    1998                           1997                           1996
                                         ----------------------------   ----------------------------   ----------------------------
                                          Average    Income/  Yield/     Average    Income/  Yield/     Average    Income/  Yield/
                                         Balance(1)  Expense  Rate(2)   Balance(1)  Expense  Rate(2)   Balance(1)  Expense  Rate(2)
                                         ----------  -------  -------   ----------  -------  -------   ----------  -------  -------

                                                                                         (Dollars in thousands)
Assets
Interest Earning Assets:
  Securities.........................       $13,061     $563    5.75%      $15,935   $1,009    6.33%      $16,885   $1,185    7.02%
  Loans(3)...........................       163,435   11,268    9.19%       93,839    8,316    8.86%       69,488    6,268    9.02%
  Interest bearing deposits in
    other banks......................        13,684      546    5.32%        4,127      232    5.62%        4,411      137    3.11%
 Other earning assets (4)                    44,902    2,625    7.79%       13,153    1,380   10.49%        6,688      705   10.54%
                                         ----------  -------  -------   ----------  -------  -------   ----------  -------  -------
    Total interest earning
      assets.........................       235,082   15,002    8.51%      127,054   10,937    8.61%       97,472    8,295    8.51%
Noninterest earning assets:
  Cash and due from banks............         2,994                          1,700                          1,760
  Premises and equipment.............         3,290                            965                            614
  Other assets.......................         4,318                          1,480                          2,027
  Less: Allowance for loan
    losses...........................       (2,612)                        (1,252)                          (993)
                                         ----------                     ----------                     ----------
    Total noninterest earning
      assets.........................         7,990                          2,893                          3,408
                                         ----------                     ----------                     ----------
        Total Assets.................      $243,072                       $129,947                       $100,880
                                         ==========                     ==========                     ==========
Liabilities and Stockholders'
Equity
Interest Bearing Liabilities:
  Interest bearing deposits:
    Demand/MMDA accounts.............       $11,715      287    3.27%       $8,543      285    3.34%        7,787      261    3.35%
    Savings..........................        19,919      682    4.57%        2,289       93    4.06%          779       23    2.95%
    Certificates of deposit..........       158,046    6,827    5.76%       96,370    5,318    5.52%       76,932    4,317    5.61%
                                         ----------  -------  -------   ----------  -------  -------   ----------  -------  -------
      Total interest bearing
        deposits.....................       189,680    7,796    5.48%      107,202    5,696    5.31%       85,498    4,601    5.38%
    FHLB advances and other
      borrowings.....................        20,108      864    5.73%        4,959      287    5.79%        1,617       89    5.50%
      Total interest bearing
        liabilities..................       209,788    8,660    5.50%      112,161    5,983    5.33%       87,115    4,690    5.38%
Noninterest bearing liabilities:
    Demand deposits..................        13,870                          6,898                          5,800
    Other liabilities................         2,906                          1,090                            799
                                         ----------                     ----------                     ----------
      Total liabilities..............        16,776                          7,988                          6,599
Stockholders' equity.................        16,508                          9,798                          7,166
      Total liabilities and
        stockholders' equity.........      $243,072                       $129,947                       $100,880
                                         ==========                     ==========                     ==========
Interest spread (5)..................                           3.01%                          3.28%                          3.13%
Net interest income/net
  interest margin (6)................                  $6,342   3.60%                $4,954    3.90%                $3,605    3.70%
                                                     ========                       =======                        =======

                                         ----------------------------
                                                    1995
                                         ----------------------------
                                          Average    Income/  Yield/
                                         Balance(1)  Expense  Rate(2)
                                         ----------  -------  -------



Assets
Interest Earning Assets:
  Securities.........................       $12,826     $871    6.79%
  Loans(3)...........................        48,465    4,446    9.17%
  Interest bearing deposits in
    other banks......................         5,742      335    5.83%
 Other earning assets (4)                     3,277      394   12.02%
                                         ----------  -------   ------
    Total interest earning
      assets.........................        70,310    6,046    8.60%
Noninterest earning assets:
  Cash and due from banks............         1,485
  Premises and equipment.............           606
  Other assets.......................         1,320
  Less: Allowance for loan
    losses...........................         (593)
                                         ----------
    Total noninterest earning
      assets.........................         2,818
                                         ----------
        Total Assets.................       $73,128
                                         ==========
Liabilities and Stockholders'
Equity
Interest Bearing Liabilities:
  Interest bearing deposits:
    Demand/MMDA accounts.............         7,108      229    3.22%
    Savings..........................           955       28    2.93%
    Certificates of deposit..........        50,679    2,999    5.92%
                                         ----------  -------    -----
      Total interest bearing
        deposits.....................        58,742    3,256    5.54%
    FHLB advances and other
      borrowings.....................         3,809      244    6.41%
      Total interest bearing
        liabilities..................        62,551    3,500    5.60%
Noninterest bearing liabilities:
    Demand deposits..................         5,081
    Other liabilities................           449
                                         ----------
      Total liabilities..............         5,530
Stockholders' equity.................         5,047
      Total liabilities and
        stockholders' equity.........       $73,128
                                         ==========
Interest spread (5)..................                           3.00%
Net interest income/net
  interest margin (6)................                 $2,546    3.62%
                                                     =======
_________________________
(1)  Average balances are computed on daily balances.
(2)  Yield and rate  percentages are all computed  through the  annualization of
     interest  income  and  expenses  versus  the  average   balances  of  their
     respective accounts.
(3) Non-accrual loans are included in the average loan balances, and income on such loans is recognized on a cash basis.
(4)  Consists of funds advanced in settlement of loans.
(5) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
(6) Net interest margin is net interest income, expressed as a percentage of average earning assets.

         As the largest component of income, net interest income represents the amount that interest and fees earned on loans and investments exceeds the interest costs of funds used to support these earning assets. Net interest income is determined by the relative levels, rates and mix of earning assets and interest-bearing liabilities.

         For the nine months ended September 30, 1998, net interest income was $6.3 million, compared to $3.5 million for the same period in 1997. Net interest income for the year-ended December 31, 1997 increased 37.5%, or approximately $1.35 million over 1996. Average interest earning assets increased $29.6 million from 1996 to 1997 while average interest-bearing liabilities increased $25.0 million. The yield on average interest-earning assets for the year ended December 31, 1997 was 8.61% compared with 8.51% for the comparable 1996 period. The 1997 yield on loans was 8.86%, compared to 9.02% in 1996. The cost on average interest-bearing liabilities decreased seven basis points during 1997 to 5.31%, compared to 5.38% during 1996.

         Our net interest margin is sensitive to the volume of mortgage banking division loan originations. All loans originated by the mortgage banking division are sold, servicing released, in the secondary mortgage market. Each mortgage loan originated is sold when the borrower locks-in the interest rate on the loan. When the volume of mortgage loan originations increases, typically in a declining interest rate environment, "funds advanced in settlement of mortgage loans" increases. This balance sheet item represents funds advanced to close mortgage loans, pending delivery of the loans to the loan purchaser. Until a mortgage loan is transferred to the purchaser, we receive interest on the loan at the note rate. Funds advanced in settlement of mortgage loans are financed to a large extent with short term Federal Home Loan Bank borrowings. While such funds advanced contribute to net interest income, the interest rate spread on this item is not as great as the spread on the loan portfolio, which normally carries a higher interest yield and is financed with lower cost deposits. Thus, as funds advanced in settlement of mortgage loans increase, the interest spread and the net interest margin decrease. The average balance of funds advanced in settlement of mortgage loans was $44.9 in the nine months ended September 30, 1998, compared to $13.2 million in the year ended December 31, 1998.

         Net interest income is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to changes in the volume of interest-bearing assets and liabilities and the amount of the change that can be attributed to changes in interest rates. The amount of the change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

                                                                                Year Ended December 31
                       Nine Months Ended Sept. 30      --------------------------------------------------------
                         1998 compared to 1997           1997 compared to 1996        1996 compared to 1995
                         ---------------------           ---------------------        ---------------------
                          Increase (Decrease)             Increase (Decrease)          Increase (Decrease)
                           Due to Changes In:             Due to Changes In:           Due to Changes In:

                      Volume      Rate      Net        Volume      Rate      Net     Volume      Rate      Net
                      ------      ----      ---        ------      ----      ---     ------      ----      ---
                                                   (Dollars in Thousands)
Interest Income:
 Securities           $(206)    $(110)    $(316)        $(64)    $(112)   $(176)       $284       $30     $314
 Loans (1)             7,392     (172)     7,220        2,792      (69)    2,723      2,234     (101)    2,133
Interest bearing
deposits in other
banks                    507       (1)       506          (8)       103       95       (66)      (132)   (198)
                      ------    ------    ------       ------    ------   ------     ------     ------  ------
Total                 $7,693    $(283)    $7,410       $2,720     $(78)   $2,642     $2,452     $(203)  $2,249
                      ------    ------    ------       ------    ------   ------     ------     ------  ------
Interest Expense:
 Interest bearing
 deposits             $3,661      $162    $3,823       $1,152     $(57)   $1,095     $1,437      $(92)  $1,345
FHLB advances and
other borrowings         704         0       704          193         5      198      (125)       (30)   (155)
                      ------    ------    ------       ------    ------   ------     ------     ------  ------

Total                 $4,365       162    $4,527       $1,345     $(52)   $1,293     $1,312     $(122)  $1,190
                      ------    ------    ------       ------    ------   ------     ------     ------  ------
Increase
(decrease) in
net interest income   $3,328    $(445)    $2,883       $1,375     $(26)   $1,349      $1,140     $(81)  $1,059
                      ======    ======    ======       ======    ======   ======     =======    ======  ======

 (1) Loans includes funds advanced in settlement of loans.

Interest Rate Sensitivity Analysis

         Management evaluates interest sensitivity through the use of an asset/liability management reporting gap model on a quarterly basis and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding interest rate movements, the state of the regional and national economies and other financial and business risk factors. In addition, we establish prices for deposits and loans based on local market conditions and manage our securities portfolio under policies that take interest risk into account.

         The following table presents the amounts of our interest sensitive assets and liabilities that mature or reprice in the periods indicated.

                                                                     September 30, 1998
                                                                          Maturing
                                              ----------------------------------------------------------------
                                               Within         4-12            1-5           Over
                                              3 Months       Months          Years         5 Years       Total
                                              --------       ------          -----         -------       -----
                                                                   (Dollars in thousands)
Interest-Earning Assets:
   Investment securities                       $8,195          $939         $1,127           $585      $10,846
   Loans                                       95,048        20,155         37,207         24,380      176,790
   Other interest-earning assets               35,232             -              -              -       35,232
                                              -------       -------        -------        -------      -------
Total interest-earning assets                 138,475        21,094         38,334         24,965      222,868
                                              -------       -------        -------        -------      -------

Interest-Bearing Liabilities:
   Deposits
     Demand and savings (1)                                       -         29,271              -       29,271
     Time deposits, $100,000 and over           3,032         5,011            629              -        8,672
     Other time deposits                       41,880        98,030          5,746              5      145,661
     Other interest-bearing liabilities         2,000             -          7,300              -        9,300
                                              -------       -------        -------        -------      -------
Total interest-bearing liabilities             46,912       103,041         42,946              5      192,904
                                              -------       -------        -------        -------      -------

     Period Gap                               $91,563     $(81,947)       $(4,612)        $24,960      $29,964
                                              -------       -------        -------        -------      -------

     Cumulative Gap                           $91,563        $9,616         $5,004        $29,964
                                              -------       -------        -------        -------

     Ratio cumulative gap to total
       interest-earning assets                 41.08%         4.31%          2.25%         13.44%


(1) Management has determined that interest checking, money market and savings accounts are not sensitive to changes in related market ratio and, therefore, we have placed them in the 1-5 years category.

         The September 30, 1998 results of the rate sensitivity analysis show that we had $91.6 million more in assets than liabilities subject to repricing within three months or less and was, therefore, in an asset sensitive position. The cumulative gap at the end of one year was a positive $9.6 million, an asset-sensitive position. Approximately $115.2 million, or 65.2% of the total loan portfolio, matures or reprices within one year or less. An asset-sensitive institution's net interest margin and net interest income generally will be impacted favorably by rising interest rates, while that of a liability sensitive institution generally will be impacted favorably by declining rates.

         Increases and decreases in our mortgage banking income (which consists primarily of gains on sales of mortgage loans) tend to offset decreases and increases in the net interest margin. In a climate of lower or declining interest rates, our net interest margin will tend to decrease as the yield on interest earning assets decreases faster than the cost of interest bearing liabilities. Mortgage banking income, in contrast, tends to increase in times of lower or declining interest rates, as refinancing activity leads to an increase in mortgage loan originations. In a climate of rising or higher interest rates, the net interest margin will tend to increase, while a decrease in mortgage loan originations leads to a decrease in mortgage banking income.

Loan Portfolio

         The table below classifies loans, net of unearned income, by major category and percentage distribution at the dates indicated:

                               September 30,                                            December 31,
                ----------------------------------------------   -------------------------------------------------------------------
                          1998                   1997                     1997                   1996                  1995
                ----------------------- ----------------------   ---------------------- ---------------------- ---------------------
Description       Amount    Percentage   Amount    Percentage     Amount    Percentage   Amount    Percentage   Amount   Percentage
                  ------    ----------   ------    ----------     ------    ----------   ------    ----------   ------   ----------
                                                                 (Dollars in thousands)
Commercial       $75,116      42.49%    $43,336      46.39%      $50,713      33.68%    $34,021       41.50%   $25,005     42.77%
Real Estate       96,683      54.69      45,752      48.98        96,058      63.79      43,195       52.69     28,214     48.26
Consumer           4,991       2.82       4,323       4.63         3,819       2.53       4,759        5.81      5,245      8.97
                 -------      -----     -------     ------      --------     ------     -------      ------    -------    ------

Total           $176,790     100.00%    $93,411     100.00%     $150,590     100.00%    $81,975      100.00%   $58,464    100.00%
                ========     ======     =======     ======      ========     ======     =======      ======    =======    ======

                                                  December 31,
                                ------------------------------------------------
                                         1994                      1993
                                ----------------------    ----------------------
               Description       Amount    Percentage      Amount    Percentage
                                 ------    ----------      ------    ----------
                                             (Dollars in thousands)
               Commercial        $3,444       8.39%        $2,631        8.44%
               Real Estate       21,730      52.96%        13,354       42.85%
               Consumer          15,860      38.65%        15,181       48.71%
                                 ------                    ------

               Total            $41,034     100.00%       $31,166      100.00%
                                =======     ======        =======      ======

Securities Portfolio

         The following tables present certain information on our investment securities portfolio:

                        Securities Available for Sale(1)

                                     September 30,                     December 31
                                     -------------    --------------------------------------------
                                          1998          1997              1996              1995
                                          ----          ----              ----              ----
                                                            (In thousands)
U.S. Government Agencies                 $7,700        $9,802           $15,799           $10,011
Federal Reserve Bank Stock                  434           297               246               165
Federal Home Loan Bank Stock              1,162         2,233               747               316
Other                                       155           100               100                55
                                         ------       -------           -------           -------
                                         $9,451       $12,432           $16,893           $10,547
                                         ======       =======           =======           =======

_________
(1)  Carried at fair value

                         Securities Held to Maturity(1)

                                     September 30,                    December 31
                                     -------------  ----------------------------------------------
                                         1998           1997              1996              1995
                                         ----           ----              ----              ----
                                                                           (In Thousands)
U.S. Government and Agencies               $649       $1,996                 -                 -
State and Municipal                         746          746                 -                 -
                                         ------       ------            ------            ------
                                         $1,395       $2,742                 -                 -
                                         ======       ======

______________
(1) Carried at cost, adjusted for amortization of premium or accretion of discount using the interest method.

         At September 30, 1998 and December 31, 1997 there were no unrealized losses on securities available for sale and gross unrealized gains were $97,000 and $449,000, respectively. At December 31, 1996 gross unrealized gains and losses on securities available for sale were $90,000 and $125,000, respectively. At December 31, 1995 gross unrealized gains and losses on securities available for sale were $42,000 and $3,000, respectively.

         At September 30, 1998 and December 31, 1997 gross unrealized gains on securities held to maturity were $26,000 and $11,000, respectively. At December 31, 1997 there were $37,000 of gross unrealized losses on securities held to maturity. We had no securities held to maturity at December 31, 1996 or December 31, 1995.

         The following table presents information on the maturities of our investment securities at December 31, 1997:

                                                Held to Maturity                     Available for Sale
                                                ----------------                     ------------------
                                         Amortized                             Amortized
                                            Cost            Fair Value            Cost            Fair Value
                                            ----            ----------            ----            ----------
Due in:
One year or less                             $938               $919            $     -            $     -
One to five years                           1,210              1,192                  -                  -
Five to ten years                             415                415                  -                  -
After ten years                               179                190              9,352              9,801
Federal Reserve Bank Stock                      -                  -                297                297
Federal Home Loan Bank Stock                    -                  -              2,234              2,234
Other                                           -                  -                100                100
                                           ------             ------            -------            -------
                                           $2,742             $2,716            $11,983            $12,432
                                           ======             ======            =======            =======

         In 1997 the average yield on investment securities was 6.33%, compared to 5.75% for the nine months ended September 30, 1998. At September 30, 1998 and December 31, 1997, all securities with a maturity of over 10 years carried variable interest rates. The maturity characteristics of our investment securities portfolio did not change materially from December 31, 1997 to September 30, 1998.

Nonperforming Assets

         Unless well secured and in the process of collection, we place loans on non-accrual status after being delinquent greater than ninety days, or earlier in situations in which the loans have developed inherent problems that indicated payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan. At September 30, 1998, nonaccrual loans were $711,000, compared to $3.1 million at December 31, 1997 and $50,000 at December 31, 1996. The increase in non-accrual loans from year end 1996 to 1997 was primarily the result of the Eastern American Bank acquisition. At the time of the acquisition, Eastern American Bank had $3.04 million of nonaccrual loans, while Resource Bank had nonaccrual loans of $12,000. During 1998 Resource Bank implemented its plan to substantially reduce the level of nonaccrual loans acquired from Eastern American Bank. Of our $711,000 of nonaccrual loans at September 30, 1998, $322,000 were acquired from Eastern American Bank. All of the non-accrual loans at September 30, 1998 were secured by real estate. When we acquired Eastern American Bank, we also acquired a $1.4 million allowance for loan losses.

                                                   September 30,                         December 31,
                                               ------------------     ------------------------------------------------
                                                 1998        1997      1997       1996      1995       1994       1993
                                                 ----        ----      ----       ----      ----       ----       ----
                                                                          (Dollars in thousands)
Nonaccrual loans                                 $711        $340     $3,059       $50       $57        $52       $113
Loans contractually past due 90 days or
   more and still accruing(1)                   1,203         485      1,339       371        13         10          3
Troubled debt restructuring                         -           -          -         -         -          -          -
                                               ------        ----     ------      ----      ----       ----       ----
  Total nonperforming loans                     1,914         825      4,398       421        70         62        116

Other real estate owned                           488          52        684        50        71         91         91
                                               ------        ----     ------      ----      ----       ----       ----
  Total nonperforming assets                   $2,402        $877     $5,082      $471      $141       $153       $207
                                               ======        ====     ======      ====      ====       ====       ====

Nonperforming assets to period-end total
   loans and other real estate                   1.36%       0.94%      3.36%     0.57%     0.24%      0.37%      0.66%

___________

(1) At September 30, 1998, consisted of vehicle loans purchased from dealers with recourse to the dealer after the loan is 120 days past due and loans secured by single family residences.

Summary of Loan Loss Experience

         The allowance for loan losses is increased by the provision for loan losses and reduced by loans charged off net of recoveries. The allowance for loan losses is established and maintained at a level judged by management to be adequate to cover any anticipated loan losses to be incurred in the collection of outstanding loans. In determining the adequate level of the allowance for loan losses, management considers the following factors: (a) loan loss experience; (b) problem loans, including loans judged to exhibit potential charge-off characteristics, loans on which interest is no longer being accrued, loans which are past due and loans which have been classified in the most recent regulatory examination; and (c) anticipated economic conditions and the potential impact these conditions may have on individual classifications of borrowers.

         The following table presents our loan loss experience for the periods indicated:


                                            Nine Months Ended                            Year Ended December 31,
                                               September 30,            -------------------------------------------------------
                                           --------------------
                                             1998         1997            1997        1996        1995       1994       1993
                                             ----         ----            ----        ----        ----       ----       ----
                                                                       (Dollars in thousands)
Allowance for loan losses at
 beginning of period                       $2,573       $1,040          $1,040        $854        $492       $512       $403
Loans charged off:
 Commercial                                    89            2               2           5          21        124        123
 Real Estate                                  141           42              56         109         148         11         36
 Consumer                                      13            5               7           6          17         63         75
                                           ------       ------          ------      ------      ------     ------     ------
 Total                                        243           49              65         120         186        198        234

Recoveries of loans previously charged
  off:
 Commercial                                     1           33              34           6          23        116         24
 Real Estate                                   35            -               -           -           -          -         27
 Consumer                                      23            6               9          10          13         12          5
                                           ------       ------          ------      ------      ------     ------     ------
 Total                                         59           39              43          16          36        128         56
                                           ------       ------          ------      ------      ------     ------     ------
Net loans charged off                         184           10              22         104         150         70        178
Provision for loan losses                     150          113             155         290         512         50        287
                                           ------       ------          ------      ------      ------     ------     ------
Allowance acquired through business
   combination                                  -            -           1,400           -           -          -          -
                                           ------       ------          ------      ------      ------     ------     ------
Allowance for loan losses end of
   period                                  $2,539       $1,143          $2,573      $1,040        $854       $492       $512
                                           ======       ======          ======      ======      ======     ======     ======
Average total loans (net of unearned
   income)                               $163,435      $86,097         $93,839     $69,488     $48,465    $35,714    $24,530
Total loans (net of unearned income)
   at period-end                         $176,790      $93,411        $150,590     $81,975     $58,464    $41,034    $31,166

Ratio of net charge-offs to average
   loans                                    0.11%        0.01%           0.02%       0.15%        0.31%      0.20%      0.72%
Ratio of provision for loan losses to
   average loans                            0.09%        0.13%           0.17%       0.42%        1.06%      0.14%      1.17%
Ratio of provision for loan losses to
   net charge-offs                         81.52%     1130.00%         704.55%     278.85%      341.33%     71.43%    161.24%
Allowance for loan losses to
   period-end loans                         1.44%        1.22%           1.71%       1.27%        1.46%      1.20%      1.64%


         In establishing the allowance for loan losses, in addition to the factors described above, management considers the following risk elements in the loan portfolio.

         Construction lending often involves larger loan balances with single borrowers. Construction loans involve risks attributable to the fact that loan funds are advanced upon the security of the home under construction, which is of uncertain value prior to the completion of construction. If there is a default, the corporation may be required to complete and sell the home.

         Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject to a greater extent, to adverse conditions in the real estate market or in the economy generally.

         Consumer loans entail risks, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and involves laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as us, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral.

         Commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

Sources of Funds

         Our primary source of funds is deposit accounts, which include demand deposits, savings and money market accounts and other time deposits. The following table is a summary of average deposits and average rates paid.

                     Average Deposits and Average Rates Paid

                              Nine Months Ended
                                September 30,                                 Year Ended December 31,
                                -------------                 ---------------------------------------------------
                                    1998                      1997                   1996                    1995
                                    ----                      ----                   ----                    ----
                             Average     Average       Average     Average     Average    Average     Average     Average
                             Balance      Rate         Balance      Rate       Balance     Rate       Balance      Rate
                                                                (Dollars in Thousands)
Non-interest bearing
demand deposits              $13,870          -        $6,898           -      $5,800          -      $5,081           -
Demand/MMDA accounts
                              11,715      3.27%         8,543       3.34%       7,787      3.35%       7,108       3.22%
Savings                       19,919      4.57%         2,289       4.06%         779      2.95%         955       2.93%
Certificates of deposit      158,046      5.76%        96,370       5.52%      76,932      5.61%      50,679       5.92%
                             -------                   ------                  ------                 ------
Total  (weighted  average
rate)                       $203,550      3.83%      $114,100       4.99%     $91,298      5.04%     $63,823       5.10%
                            ========                 ========                 =======                =======


         The following table is a summary of time deposits of $100,000 or more by remaining maturities at September 30, 1998.

                                                At September 30, 1998
                                    -----------------------------------------
                                        Amount                    Percent
                                                (Dollars in Thousands)
Three months or less                     $3,033                    34.97%
Three to twelve months                    5,011                    57.78%
Over twelve                                 629                     7.25%
                                         ------                   ------
Total                                    $8,673                   100.00%
                                         ======                   ======

         Certain information on short term borrowings is presented in the following table. All such borrowings represent advances to Resource Bank by the Federal Home Loan Bank of Atlanta and are secured by Federal Home Loan Bank stock, investment securities and first mortgage loans.


                                                                                        Year Ended December 31,
                                               Nine Months Ended          ---------------------------------------------------
                                               September 30, 1998              1997              1996               1995
                                               ------------------              ----              ----               ----
Balance at period end                                 $2,000                 $13,650            $7,237            $    -
Average balance during period                        $12,044                  $4,959            $1,617            $3,809
Average rate                                            5.72%                   5.79%             5.50%             6.41%
Maximum outstanding during period                    $39,137                 $13,650            $7,237            $6,300


                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization at September 30, 1998. This table is based on, and is qualified in its entirety by, our historical consolidated financial statements, including the related notes thereto, which are included in documents incorporated by reference herein, and should be read in conjunction therewith.


                                                                                Sept. 30, 1998
                                                                                --------------
                                                                            (Dollars in Thousands)
Long-term debt (1)                                                                  $7,300
Capitalized lease obligations                                                            -
Shareholders' Equity
        Common Stock, par value $1.50 per share, authorized 6,666,666
          shares, shares outstanding - 2,479,446                                    3,719
        Capital surplus                                                            10,855
        Retained earnings                                                           2,713
             Accumulated other comprehensive income                                    64
                                                                                  -------
                 Total shareholders' equity                                        17,351
                                                                                  -------
                          Total capitalization                                    $24,651
                                                                                  =======
___________
(1)  Federal Home Loan Bank advances

Consolidated Capital Ratios
         Equity to assets                                                            7.50%
         Tier 1 Capital                                                              8.24%
         Total Capital                                                               9.45%

                              ACCOUNTING TREATMENT

         The financial statements of the trust will be consolidated into our consolidated financial statements, with the capital securities treated as minority interest and shown in our consolidated balance sheet as "Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary trust." Our financial statement footnotes will reflect that the sole asset of the trust will be the amount of the junior subordinated debt securities maturing on April 15, 2029. All future reports we file under the Securities Exchange Act of 1934 will present information regarding the trust and any other similar trusts in the manner described above.

                              REGULATORY TREATMENT

         As a registered bank holding company, we are required by the Federal Reserve to maintain certain levels of capital for bank regulatory purposes. We expect that the capital securities will be treated as "Tier I Capital" for such purposes; provided that the capital securities can only comprise 25% of our Tier I Capital. Based on our Tier I Capital at September 30, 1998, approximately $5.8 million of the capital securities would be initially included in Tier I Capital.

                        DESCRIPTION OF CAPITAL SECURITIES

         Under the amended and restated declaration of trust (the "declaration"), the trust will issue the capital securities and the common securities, which will represent beneficial ownership interests in the trust. The declaration will be qualified under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). This summary of certain provisions of the capital securities, the common securities and the declaration does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the declaration, including the definitions therein of certain terms. The form of the declaration is available upon request from the trustees.

General

         The capital securities will be limited to $8.0 million aggregate liquidation amount at any one time outstanding. The trust reserves the right to increase the aggregate liquidation amount by not more than $1.2 million. The liquidation amount for each capital security is $25.00. The capital securities will rank equally, and payments will be made thereon pro rata, with the common securities except as described under "Subordination of Common Securities" on page 34. Legal title to the junior subordinated debt securities will be held by the property trustee on behalf of the trust in trust for the benefit of the holders of the capital securities and common securities. The guarantee agreement we will execute for the benefit of the holders of the capital securities (the "guarantee agreement") will provide for the guarantee on a subordinated basis with respect to the capital securities but will not guarantee payment of distributions or amounts payable on redemption of the capital securities or on liquidation of the trust when the trust does not have funds on hand available to make such payments.

Distributions

         The capital securities represent beneficial ownership interests in the trust. Distributions on each capital security will be payable at 9.25% per annum of the stated liquidation amount of $25. Distributions will be payable quarterly in arrears on the 15th day of January, April, July and October of each year to the holders of the capital securities at the close of business on the business day immediately preceding such distribution date (each, a "record date"). A "business day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in Richmond, Virginia are authorized or required by law or executive order to remain closed, or a day on which the corporate trust office of the property trustee or the debenture trustee is closed for business.


         Distributions on the capital securities will be cumulative. Distributions will accumulate from the issue date. The first distribution date for the capital securities will be April 15, 1999. The amount of distributions payable for any period will be computed on the actual number of days elapsed in a year of twelve 30-day months. If any date on which distributions are payable on the capital securities is not a business day, payment of the distributions payable on such date will be made on the next succeeding day that is a business day (and without any additional distributions or other payments in respect to any such delay) with the same force and effect as if made on the date such payment was originally payable (each date on which distributions are payable in accordance with the foregoing a "distribution date").


         An agreement known as the junior subordinated indenture (the "indenture") sets forth our obligations with respect to the junior subordinated debt securities. It also contains the trust's rights as the holder of the junior subordinated debt securities. So long as no Debenture Event of Default has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the junior subordinated debt securities at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each interest deferral period. However, no interest deferral period may extend beyond the stated maturity of the junior subordinated debt securities which is April 15, 2029. As a consequence of any such election, quarterly distributions on the capital securities by the trust will be deferred during any such interest deferral period. Distributions to which holders of the capital securities are entitled will accumulate additional distributions thereon at 9.25% per annum thereof, compounded quarterly from the relevant payment date for such distributions during any interest deferral period, to the extent permitted by applicable law. The term "distributions" as used herein shall include any such additional distributions.

         During any interest deferral period, we may not:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (which includes common and preferred stock);

         o make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities we issue that rank equally with or junior in interest to the junior subordinated debt securities; or

         o make any guarantee payments with respect to any guarantee by us of the debt securities of any subsidiary we own if such guarantee ranks equally with or junior in interest to the junior subordinated debt securities.

         However, during an interest deferral period, we may:

         o        pay dividends or make distributions in our own common stock;

         o declare a dividend in connection with the implementation of a stockholders' rights plan, issue stock under any such plan in the future, or redeem or repurchase any such rights pursuant thereto;

         o        make payments under the guarantee;

         o purchase or acquire shares of our own common stock in connection with the satisfaction by us of our obligations under any employee benefit plan or any other contractual obligation (other than a contractual obligation ranking equally with or junior to the junior subordinated debt securities);

         o make a distribution as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock; or

         o purchase fractional interests in shares of our stock pursuant to the conversion or exchange provisions, of such capital stock or the security being converted or exchanged.

         Prior to the termination of any interest deferral period, we may further extend such interest deferral period. However, no interest deferral period may exceed 20 consecutive quarterly periods or extend beyond April 15, 2029. Upon the termination of any interest deferral period and the payment of all amounts then accrued and unpaid on the junior subordinated debt securities (together with interest thereon accrued at 9.25% per annum, compounded quarterly, to the extent permitted by applicable law), we may elect to begin a new interest deferral period. No interest or other amounts shall be due and payable during an interest deferral period, except at the end thereof.

         We must give the property trustee, the administrative trustees and the debenture trustee notice of our election of any such interest deferral period at least three business days prior to the earlier of the date the distributions on the capital securities would have been payable except for the election to begin such interest deferral period or the date the administrative trustees are required to give notice to any automated quotation system or to holders of such capital securities of the record date or the date such distributions are payable, but in any event not less than three business days prior to such record date. The debenture trustee shall give notice of our election to begin or extend an interest deferral period to the holders of the capital securities. There is no limitation on the number of times that we may elect to begin an interest deferral period.

         We have no current intention of exercising our right to defer payments of interest on the junior subordinated debt securities.

         The revenue of the trust available for distribution to holders of the capital securities will be limited to payments under the junior subordinated debt securities. If we do not make interest payments on the junior subordinated debt securities, the property trustee will not have funds available to pay distributions on the capital securities. The payment of distributions (if and to the extent the trust has funds legally available for the payment of such distributions and cash sufficient to make such payments) is guaranteed by us on a limited basis as set forth herein under "Description of Guarantee."

Events That Will Cause Redemption of Capital Securities

         Upon the repayment or redemption, in whole or in part, of the junior subordinated debt securities, whether at maturity or upon earlier redemption as provided in the indenture, the proceeds from such repayment or redemption shall be applied by the property trustee to redeem a Like Amount (as defined below) of the common securities and capital securities, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "redemption price") equal to the aggregate liquidation amount of such capital securities plus accumulated but unpaid distributions thereon to the date of redemption (the "redemption date") and the related amount of the premium, if any, paid by the us upon the concurrent redemption of such junior subordinated debt securities. If less than all the junior subordinated debt securities are to be repaid or redeemed on a redemption date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the capital securities and the common securities. The amount of premium, if any, paid by us upon the redemption of all or any part of the junior subordinated debt securities to be repaid or redeemed on a redemption date shall be allocated to the redemption pro rata of the capital securities and the common securities.

         We have the right to redeem the junior subordinated debt securities (i) on or after April 15, 2004, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined below), in each case subject to possible regulatory approval. A redemption of the junior subordinated debt securities would cause a mandatory redemption of a Like Amount of the capital securities and common securities at the redemption price.


         The redemption price, in the case of a redemption on or after April 15, 2004, shall equal the following prices, expressed in percentages of the liquidation amount (as defined below), together with accumulated distributions to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning April 15:

                                         Year               redemption price

                                         2004            104.625% ($26.15625)
                                         2005            104.163% ($26.04075)
                                         2006            103.700% ($25.92500)
                                         2007            103.238% ($25.80950)
                                         2008            102.775% ($25.69375)
                                         2009            102.313% ($25.57825)
                                         2010            101.850% ($25.46250)
                                         2011            101.388% ($25.34700)
                                         2012            100.925% ($25.23125)
                                         2013            100.463% ($25.11575)
       and at 100% on or after April 15, 2014


         The redemption price, in the case of a redemption prior to April 15, 2004 following a Tax Event, Investment Company Event or Capital Treatment Event, will equal for each Capital Security the Make-Whole Amount for a corresponding $25 principal amount of junior subordinated debt securities together with accumulated distributions to but excluding the date fixed for redemption. The "Make-Whole Amount" will be equal to the greater of (i) 100% of the principal amount of such junior subordinated debt securities and (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the principal amount and premium payable as part of the redemption price with respect to an optional redemption of such junior subordinated debt securities on April 15, 2004 together with the present values of scheduled payments of interest (not including the portion of any such payments of interest accrued as of the redemption date) from the redemption date to April 15, 2004 (the "Remaining Life"), in each case discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of 30-day months) at the Adjusted Treasury Rate.

         "Adjusted Treasury Rate" means, with respect to any redemption date, the Treasury Rate plus (i) 2.00% if such redemption date occurs on or before April 15, 2000 or (ii) 1.25% if such redemption date occurs after April 15, 2000

         "Treasury Rate" means:

         o the yield, under the heading which represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Remaining Life (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Remaining Life shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month); or

         o if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

         "Like Amount" means, with respect to a redemption of common securities and capital securities, common securities and capital securities having a liquidation amount (as defined below) equal to that portion of the principal amount of junior subordinated debt securities to be contemporaneously redeemed in accordance with the Junior Subordinated indenture, allocated to the common securities and to the capital securities based upon the relative liquidation amounts of such classes. With respect to a distribution of junior subordinated debt securities to holders of common securities and capital securities in connection with a dissolution or liquidation of the trust, "Like Amount" means junior subordinated debt securities having a principal amount equal to the liquidation amount of the common securities and capital securities of the holder to whom such junior subordinated debt securities are distributed.

         "Tax Event" means the receipt by the trust of an opinion of our counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the capital securities, there is more than an insubstantial risk that:

         o the trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debt securities;

         o interest payable by us on the junior subordinated debt securities is not, or within 90 days of the delivery of such opinion, will not be, deductible, in whole or in part, for United States federal income tax purposes; or

         o the trust is, or will be within 90 days of the delivery of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         "Investment Company Event" means the receipt by the trust of an opinion of our counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the capital securities.

         "Capital Treatment Event" means the reasonable determination by us that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the capital securities, there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the liquidation amount of the capital securities as "Tier I Capital" (or the then equivalent thereof) for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect and applicable us.

         Payment of Additional Sums. If a Tax Event involving the payment of taxes by the trust has occurred and is continuing and the trust is the holder of all the junior subordinated debt securities, we will pay Additional Sums (as defined below), if any, on the junior subordinated debt securities.

         "Additional Sums" means the additional amounts as may be necessary in order that the amount of distributions then due and payable by the trust on the outstanding capital securities and common securities of the trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject as a result of a Tax Event.

Procedures for Redeeming Capital Securities

         Common securities and capital securities shall be redeemed, if at all, at the applicable redemption price with the proceeds from the contemporaneous repayment or redemption of the junior subordinated debt securities. Redemptions of the common securities and capital securities shall be made and the redemption price shall be payable on each redemption date (as defined below) only to the extent that the trust has funds on hand available for the payment of such redemption price. See also "Subordination of Common Securities" on page 34.

         If the trust gives a notice of redemption in respect of the capital securities, then, by 12:00 noon, Richmond, Virginia time, on the date fixed for redemption (the "redemption date"), to the extent funds are available, with respect to the capital securities held in global form, the property trustee will deposit irrevocably with DTC funds sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to the holders of the capital securities. With respect to the capital securities held in certificated form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the capital securities funds sufficient to pay the redemption price and will give such paying agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing the capital securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date shall be payable to the holders of the capital securities on the relevant record dates for the related distribution dates.

         If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the capital securities will cease, except the right of the holders of the capital securities to receive the redemption price, but without interest on such redemption price, and the capital securities will cease to be outstanding. In the event that any date fixed for redemption of capital securities is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day. In the event that payment of the redemption price is improperly withheld or refused and not paid either by the trust or by us pursuant to the guarantee, distributions on capital securities will continue to accrue at the then applicable rate, from the redemption date originally established by the trust to the date such redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

         Subject to applicable law (including, without limitation, United States federal securities laws), we or our subsidiaries may at any time and from time to time purchase outstanding capital securities by tender in the open market or by private agreement.

         Notice of any redemption (other than at the stated maturity of the junior subordinated debt securities) will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of common securities and capital securities at its registered address. Unless we default in payment of the redemption price on, or in the repayment of, the junior subordinated debt securities, on and after the redemption date, distributions will cease to accrue on the common securities and capital securities called for redemption.

Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities

         We, as the holder of the outstanding common securities, will have the right at any time (including, without limitation, upon the occurrence of a Tax Event or Capital Treatment Event) to terminate the trust and cause a Like Amount of the junior subordinated debt securities to be distributed to the holders of the common securities and capital securities upon liquidation of the trust. Such right to terminate is subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

         Upon liquidation of the trust and certain other events, the junior subordinated debt securities may be distributed to holders of the capital securities. Under current United States federal income tax law, a distribution of junior subordinated debt securities upon the dissolution of the trust would not be a taxable event to holders of the capital securities. If, however, the trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of dissolution of the trust, the distribution of the junior subordinated debt securities may constitute a taxable event to holders of capital securities.

         The trust shall automatically terminate upon the first to occur of:

         o        Our bankruptcy, dissolution or liquidation;

         o the distribution of a Like Amount of the junior subordinated debt securities to the holders of the common securities and capital securities if we have given written direction to the property trustee to terminate the trust (which direction is optional and, except as described above, wholly within our discretion);

         o        redemption  of  all  of  the  common  securities  and  capital
                  securities   as  described   under  "Events  That  Will  Cause
                  Redemption of Capital Securities" above;

         o        expiration of the term of the trust; and

         o the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

         If an early termination occurs as described above, unless the common securities and capital securities are redeemed, the trust shall be liquidated by the trustees as expeditiously as the trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the trust as provided by applicable law, to the holders of such common securities and capital securities a Like Amount of the junior subordinated debt securities, unless such distribution would not be practical, in which event such holders will be entitled to receive out of the assets of the trust available for distribution to holders, after satisfaction of liabilities to creditors of the trust as provided by applicable law, an amount equal to, in the case of holders of capital securities, the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment (such amount being the "liquidation distribution ").

         If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the capital securities shall be paid on a pro rata basis. The holder(s) of the common securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the capital securities, except that if a Debenture Event of Default (or an event that, with notice or passage of time, would become such an Event of Default) or an Event of Default under the declaration has occurred and is continuing, the capital securities shall have a priority over the common securities with respect to any such distributions. If an early termination occurs as the result of a court order, the junior subordinated debt securities will be subject to optional redemption in whole (but not in part).

         If we elect not to redeem the junior subordinated debt securities prior to maturity and the trust is not liquidated and the junior subordinated debt securities are not distributed to holders of the common securities and capital securities, the capital securities will remain outstanding until the repayment of the junior subordinated debt securities at the stated maturity.

         On and after the liquidation date is fixed for any distribution of junior subordinated debt securities to holders of the common securities and capital securities:

         o the capital securities will no longer be deemed to be outstanding;

         o DTC or its nominee, as the record holder of the capital securities, will receive a registered global certificate or certificates representing the junior subordinated debt securities to be delivered upon such distribution with respect to capital securities held by DTC or its nominee; and

         o any certificates representing capital securities not held by DTC or its nominee will be deemed to represent junior subordinated debt securities having a principal amount equal to the liquidation amount of such capital securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on such capital securities until such certificates are presented to the administrative trustees or their agent for cancellation, whereupon we will issue to such holder, and the debenture trustee will authenticate, a certificate representing such junior subordinated debt securities.

         There can be no assurance as to the market prices for the capital securities or the junior subordinated debt securities that may be distributed in exchange for the common securities and capital securities if a dissolution and liquidation of the trust were to occur. Accordingly, the capital securities that an investor may purchase, or the junior subordinated debt securities that the investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the capital securities offered hereby.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the capital securities and common securities, as applicable, shall be made pro rata to the holders of capital securities and common securities based on the liquidation amount of the common securities and capital securities. However, if on any distribution date or redemption date any Debenture Event of Default (or an event that, with notice or passage of time, would become such an Event of Default) or an Event of Default under the declaration shall have occurred and be continuing, no payment of any distribution on, or redemption price of, any of the common securities, and no other payment on account of the redemption, liquidation or other acquisition of such common securities, shall be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding capital securities for all distribution periods terminating on or prior thereto, or, in the case of payment of the redemption price, the full amount of such redemption price on all of the outstanding capital securities, shall have been made or provided for, and all funds available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or the redemption price of, the capital securities then due and payable.

         In the case of any Event of Default under the declaration resulting from a Debenture Event of Default, we as holder of the common securities will be deemed to have waived any right to act with respect to any such Event of Default under the declaration until the effect of all such Events of Default have been cured, waived or otherwise eliminated. Until all such Events of Default under the declaration have been so cured, waived or otherwise eliminated, the property trustee shall act solely on behalf of the holders of such capital securities and not on our behalf as holder of the common securities, and only the holders of the capital securities will have the right to direct the property trustee to act on their behalf.

Events That Are a Default Under the Declaration

         Any one of the following events constitutes an "Event of Default" under the declaration (an "Event of Default") (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

         o the occurrence of a Debenture Event of Default (as described on page 46); or

         o default by the trust in the payment of any distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

         o default by the trust in the payment of any redemption price of any common security or capital security when it becomes due and payable; or

         o default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the declaration (other than a covenant or warranty, a default in the performance of which or the breach of which is addressed in the second and third points above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting trustee or trustees by the holders of at least 25% in aggregate liquidation amount of the outstanding capital securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "notice of default" under the declaration; or

         o the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days thereof.

         Within five business days after the occurrence of any Event of Default actually known to the property trustee, the property trustee shall transmit notice of such Event of Default to the holders of the capital securities, the administrative trustees and to us, unless such Event of Default shall have been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the declaration.

         If a Debenture Event of Default (or an event that with notice or the passage of time, would become such an Event of Default) or an Event of Default under the declaration has occurred and is continuing, the capital securities shall have a preference over the common securities as described above.

Removal of Trustees

         Unless a Debenture Event of Default shall have occurred and be continuing, we may remove any trustee at any time. If a Debenture Event of Default has occurred and is continuing, the property trustee and the Delaware trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding capital securities. In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrative trustees, which voting rights are exclusively ours as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the declaration.

Co-trustees and Separate Property Trustee

         Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust's property may at the time be located, we, as the holder of the common securities, and the administrative trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the property trustee, of all or any part of such trust's property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the declaration. In case a Debenture Event of Default has occurred and is continuing, the property trustee alone shall have power to make such appointment.

Merger or Consolidation of  Trustees

         Any person into which the property trustee, the Delaware trustee or any administrative trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any person resulting from any merger, conversion or consolidation to which such trustee shall be a party, or any person succeeding to all or substantially all the corporate trust business of such trustee, shall be the successor of such trustee under the declaration, provided such person shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below or as otherwise set forth in the declaration.

         The trust may, at our request, with the consent of the administrative trustees but without the consent of the holders of the capital securities, the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State. However, in connection with any transaction:

         o such successor entity either must (a) expressly assume all of the obligations of the trust with respect to the capital securities or (b) substitute for the capital securities other securities having substantially the same terms as the capital securities (the "successor securities") so long as the successor securities rank the same as the capital securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

         o we must appoint a trustee of such successor entity possessing the same powers and duties as the property trustee as the holder of the junior subordinated debt securities;

         o the successor securities must be listed or traded, or any successor securities will be listed or traded upon notification of issuance, on any national securities exchange or other organization on which the capital securities are then listed or traded, if any;

         o such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease may not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any successor securities) in any material respect;

         o such successor entity must have a purpose identical and limited to that of the trust;

         o prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we must receive an opinion from independent counsel to the trust experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any successor securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"); and

         o we or any permitted successor or assignee must own all of the common securities of such successor entity and guarantee the obligations of such successor entity under the successor securities at least to the extent provided by the guarantee.

         The trust may not, however, except with the consent of holders of 100% in liquidation amount of the common securities and capital securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the trust or the successor entity to be classified as an association taxable as a corporation or as other than a grantor trust for United States federal income tax purposes.

Voting Rights of Capital Securities; Amendment of the Declaration

         Except as provided below and under "Description of Guarantee - Amendments and Assignment" and as otherwise required by law and the declaration, the holders of the capital securities will have no voting rights.

         The declaration may be amended from time to time by us, the property trustee and the administrative trustees, without the consent of the holders of the capital securities, to:

         o cure any ambiguity, correct or supplement any provision in the declaration that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the declaration, which shall not be inconsistent with the other provisions of the declaration, or

         o modify, eliminate or add to any provisions of the declaration to such extent as shall be necessary to ensure that the trust will be classified for United States federal income tax purposes as a grantor trust or as other than an association taxable as a corporation at all times that any common securities and capital securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         However, amendment made under the first point above may not adversely affect in any material respect the interests of any holder of common securities and capital securities. Any amendments of the declaration shall become effective when notice thereof is given to the holders of the common securities and capital securities.

         The declaration may otherwise be amended by the trustees and us with the consent of holders representing not less than a majority (based upon liquidation amounts) of the outstanding capital securities, and receipt by the trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the trustees in accordance with such amendment will not cause the trust to be classified as an association taxable as a corporation or affect the trust's status as a grantor trust for United States federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act.

         However, without the consent of each holder of common securities and capital securities, the declaration may not be amended to change the amount or timing of any distribution on the common securities and capital securities or otherwise adversely affect the amount of any distribution required to be made in respect of the common securities and capital securities as of a specified date or restrict the right of a holder of common securities and capital securities to institute suit for the enforcement of any such payment on or after such date.

         So long as any junior subordinated debt securities are held by the trust, the trustees shall not:

         o direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or executing any trust or power conferred on the property trustee with respect to the junior subordinated debt securities;

         o waive any past default that is waivable under Section 5.13 of the indenture;

         o exercise any right to rescind or annul a declaration that the principal of all the junior subordinated debt securities shall be due and payable or

         o consent to any amendment, modification or termination of the indenture or the junior subordinated debt securities, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding capital securities.

         However, where a consent under the indenture would require the consent of each holder of junior subordinated debt securities affected thereby, no such consent shall be given by the property trustee without the prior consent of each holder of the capital securities. The trustees shall not revoke any action previously authorized or approved by a vote of the holders of the capital securities except by subsequent vote of such holders. The property trustee shall notify each holder of capital securities of any notice of default with respect to the junior subordinated debt securities. In addition to obtaining the foregoing approvals of such holders of the capital securities, prior to taking any of the foregoing actions, the trustees shall obtain an opinion of counsel experienced in such matters to the effect that the trust will not be classified as an association taxable as a corporation for United States federal income tax purposes as a result of such action and such action would not cause the trust to be classified as other than a grantor trust for United States federal income tax purposes.

         Any required approval of holders of capital securities may be given at a meeting of such holders convened for such purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of capital securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of capital securities in the manner set forth in the declaration.

         No vote or consent of the holders of capital securities will be required for the trust to redeem and cancel the capital securities in accordance with the declaration.

         Notwithstanding that holders of the capital securities are entitled to vote or consent under any of the circumstances described above, any of the capital securities that are owned by us, the trustees or any affiliate of us or any trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Payment of Expenses and Taxes of the Trust

         In the indenture, we, as borrower, have agreed to pay all debts, expenses and other obligations of the trust (other than payments of distributions, amounts payable upon redemption and the liquidation amount of the common securities and capital securities). These expenses include costs and expenses relating to the organization of the trust, the fees and expenses of the trustees, the costs and expenses of operating the trust, costs of offering the capital securities, and all taxes and all costs and expenses with respect to the foregoing (other than United States withholding taxes) to which the trust might become subject. The foregoing obligations under the indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "creditor") whether or not such creditor has received notice thereof. Any creditor may enforce such obligations directly against us, and we have irrevocably waived any right or remedy to require that any such creditor take any action against the trust or any other person before proceeding against us. We have also agreed in the indenture to execute such additional agreement(s) as may be necessary or desirable to give full effect to the foregoing.

Form, Denomination, Book-Entry Procedures and Transfer of Capital Securities

         The Depository Trust Company ("DTC") will act as securities depositary for the capital securities issued by the trust. The capital securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global capital securities certificates, representing the total aggregate number of the capital securities, will be issued to and deposited with DTC.


         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a participant either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.


         Purchases of capital securities under the DTC system must be made by or through participants, which will receive a credit for the capital securities on DTC's records. The ownership interest of each actual purchaser of each capital security ("beneficial owner") is in turn to be recorded on the participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants or indirect participants through which the beneficial owners purchased capital securities. Transfers of ownership interests in capital securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in capital securities, except in the event that use of the book-entry system for capital securities is discontinued.


         DTC has no knowledge of the actual beneficial owners of any such capital securities. DTC's records reflect only the identity of the participants to whose accounts such capital securities are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.


         So long as DTC, or its nominee, is the registered owner or holder of a global capital security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the capital securities represented thereby for all purposes under the declaration and the capital securities. No beneficial owner of an interest in a global capital security will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the declaration.


         DTC has advised us that it will take any action permitted to be taken by a holder of capital securities (including presentation of capital securities for exchange as described below) only at the direction of one or more participants to whose account the interests in global capital securities are credited and only in respect of such portion of the aggregate liquidation amount of capital securities as to which such participant or participants has or have given such direction. However, if there is an Event of Default, DTC will exchange the global capital securities representing such capital securities for certificated securities, which it will distribute to its participants.


         Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.


         Redemption notices, if applicable, in respect of any capital securities held in book-entry form will be sent to Cede & Co. If less than all of such capital securities are being redeemed, DTC will determine the amount of the interest of each participant to be redeemed in accordance with its procedures.


         Although voting with respect to any of the capital securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the capital securities. Under its usual procedures,

DTC would mail an omnibus proxy to the trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the capital securities are credited on the record date (identified in a listing attached to the omnibus proxy).


         Except as provided herein, a beneficial owner of an interest in a global capital security will not be entitled to receive physical delivery of the capital securities represented thereby. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the capital securities.


         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global capital securities among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Resource Bankshares Corporation, the trust nor the trustees of the trust will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing DTC. DTC may discontinue providing its services as securities depositary with respect to any of the capital securities at any time by giving notice to the trust. Under such circumstances, in the event that a successor securities depositary is not obtained, capital security certificates are required to be printed and delivered. Additionally, the trust (with our consent) may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the capital securities will be printed and delivered. In each of the above circumstances, we will appoint a paying agent with respect to the capital securities.

         The laws of some states require that certain persons take physical delivery in certificated form of certain securities, such as the capital securities, that they own. Consequently, the ability to transfer beneficial interests in a global capital security to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global capital security to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

         Except as described below, owners of beneficial interests in the global capital securities will not be entitled to have capital securities registered in their names, will not receive or be entitled to receive physical delivery of capital securities in certificated form and will not be considered the registered owners or holders thereof under the declaration for any purpose.


Exchange of Book-Entry Capital Securities for Certificated Capital Securities

         A global capital security is exchangeable for capital securities in registered certificated form if:

         o DTC notifies the trust that it is no longer willing or able to properly discharge its responsibilities with respect to the capital securities and we are unable to locate a qualified successor, or has ceased to be a "clearing agency" registered under the Exchange Act;

         o the trust at its sole option elects to terminate the book-entry system through DTC; or

         o there shall have occurred and be continuing a Debenture Event of Default.


How Payments Will Be Made on the Capital Securities

         Distributions on capital securities held in book-entry form will be made to DTC in immediately available funds. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and indirect participants and not of DTC, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the trust, disbursement of such payments to participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of participants and indirect participants.

         The paying agent shall initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrative trustees and us. The paying agent shall be permitted to resign as paying agent upon 30 days' written notice to the property trustee, the administrative trustees and us. In the event that the property trustee shall no longer be the paying agent, the administrative trustees shall appoint a successor (which shall be a bank or trust company acceptable to the administrative trustees and us) to act as paying agent.

         Wilmington Trust Company has informed the trust that so long as it serves as paying agent for the capital securities, it anticipates that information regarding distributions on the capital securities, including payment date, record date and redemption information, will be made available through Wilmington Trust Company at 1100 N. Market Street, Wilmington, Delaware,
Attention: Corporate Trust Administration.

Information About Registrar and Transfer Agent

         The property trustee will act as registrar and transfer agent for the capital securities.

         Registration of transfers of the capital securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust will not be required to register or cause to be registered the transfer or exchange of the capital securities after they have been called for redemption.

Information About the Property Trustee

         The property trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the declaration and, during the existence of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the declaration at the request of any holder of common securities and capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous provisions in the declaration or is unsure of the application of any provision of the declaration, and the matter is not one on which holders of the capital securities or the common securities are entitled under the declaration to vote, then the property trustee shall take such action as we direct and, if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the common securities and capital securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes or as other than a grantor trust for United States federal income tax purposes, and so that the junior subordinated debt securities will be treated as our indebtedness for United States federal income tax purposes. In this connection, we and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the trust or the declaration, that we and the administrative trustees determine in our discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the common securities and capital securities.

         Holders of the common securities and capital securities have no preemptive or similar rights.

         The trust may not borrow money or issue debt or mortgage or pledge any of its assets.

               DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

         The junior subordinated debt securities are to be issued as a separate series under the indenture, as supplemented from time to time, between us and Wilmington Trust Company, as trustee (the "debenture trustee"). The indenture will be qualified under the Trust Indenture Act. This summary of certain terms and provisions of the junior subordinated debt securities and the indenture does not purport to be complete, and where reference is made to particular provisions of the indenture, such provisions, including the definitions of certain terms, some of which are not otherwise defined herein, are qualified in their entirety by reference to all of the provisions of the indenture and those terms made a part of the indenture by the Trust Indenture Act.

General

         Concurrently with the issuance of the common securities and capital securities, the trust will invest the proceeds thereof in junior subordinated debt securities issued by us. The junior subordinated debt securities will bear interest at 9.25% per annum of the principal amount thereof, payable quarterly in arrears on the 15th day of January, April, July and October of each year (each, an "interest payment date"), commencing April 15, 1999, to the person in whose name each junior subordinated debt security is registered, subject to certain exceptions, at the close of business on the business day next preceding such interest payment date. It is anticipated that, until the liquidation of the trust, each junior subordinated debt security will be held in the name of the property trustee in trust for the benefit of the holders of the common securities and capital securities. The amount of interest payable for any period will be computed on the basis of the actual number of days elapsed in a year of twelve 30-day months. In the event that any date on which interest is payable on the junior subordinated debt securities is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount thereof (to the extent permitted by law) at 9.25% per annum thereof, compounded quarterly from the relevant interest payment date. The term "interest" as used herein shall include quarterly payments, interest on quarterly interest payments not paid on the applicable interest payment date and Additional Sums, as applicable.


         The junior subordinated debt securities will be issued as a series of junior subordinated debt securities under the indenture. Unless previously redeemed or repurchased, the junior subordinated debt securities will mature on April 15, 2029.

         The junior subordinated debt securities will be unsecured and will rank junior and be subordinate in right of payment to all senior debt. Because Resource Bankshares Corporation is a bank holding company, our right to participate in any distribution of assets of any subsidiary, including Resource Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the capital securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of such subsidiary, except to the extent that we may be recognized as a creditor of such subsidiary. Accordingly, the junior subordinated debt securities will be subordinated to all senior debt and effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of junior subordinated debt securities should look only to our assets for payments on the junior subordinated debt securities. The indenture does not limit the incurrence or issuance of other secured or unsecured debt, including senior debt, whether under the indenture or any existing or other indenture that we may enter into in the future or otherwise.

         The junior subordinated debt securities will rank equally with all other debentures issued under the indenture and will be unsecured and subordinate and junior in right of payment to the extent and in the manner set forth in the indenture to all our senior debt. As a holding company, we conduct our operations principally through Resource Bank and, therefore, our principal source of cash, is receipt of dividends from Resource Bank. Resource Bankshares Corporation is a legal entity separate and distinct from Resource Bank. Resource Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, Resource Bankshares Corporation and certain other affiliates, and on investments in stock or other securities thereof. Such restrictions prevent Resource Bankshares Corporation and such other affiliates from borrowing from Resource Bank unless the loans are secured by various types of collateral. In addition, payment of dividends to Resource Bankshares Corporation by Resource Bank is subject to ongoing review by banking regulators and is subject to various statutory limitations and in certain circumstances requires approval by banking regulatory authorities.

Denominations, Registration and Transfer

         The junior subordinated debt securities will be represented by one or more global certificates registered in the name of Cede & Co. as the nominee of DTC if, and only if, distributed to the holders of the common securities and capital securities. Until such time, the junior subordinated debt securities will be held in the name of the property trustee in trust for the benefit of the holders of the common securities and capital securities. Should the junior subordinated debt securities be distributed to holders of the common securities and capital securities, beneficial interests in the junior subordinated debt securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described below, junior subordinated debt securities in certificated form will not be issued in exchange for the global certificates.

         A global security shall be exchangeable for junior subordinated debt securities registered in the names of persons other than Cede & Co. only if:

         o DTC notifies us that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time DTC ceases to be a "clearing agency" registered under the Exchange Act, at a time when DTC is required to be so registered to act as such depositary;

         o we in our sole discretion determine that such global security shall be so exchangeable; or

         o there shall have occurred and be continuing a debenture event of default.

         Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in such global security.

         Payments on junior subordinated debt securities represented by a global security will be made to DTC, as the depositary for the junior subordinated debt securities. In the event junior subordinated debt securities are issued in certificated form, principal and interest will be payable, the transfer of the junior subordinated debt securities will be registrable, and junior subordinated debt securities will be exchangeable for junior subordinated debt securities of other denominations of a like aggregate principal amount, at the corporate office of the debenture trustee in Wilmington, Delaware, or at the offices of any paying agent or transfer agent we appoint, provided that payment of interest may be made at our option by check mailed to the address of the persons entitled thereto or by wire transfer.

         If the junior subordinated debt securities are distributed to the holders of the common securities and capital securities upon the termination of the trust, the form, denomination, book-entry and transfer procedures with respect to the capital securities as described under "Description of Capital Securities - Form, Denomination, Book-Entry Procedures and Transfer of Capital Securities," shall apply to the junior subordinated debt securities.

How Payments Will Be Made on the Junior Subordinated Debt Securities

         Payment of principal of and any interest on junior subordinated debt securities will be made at the office of the debenture trustee in Wilmington, Delaware or at the office of such paying agent or paying agents as we may designate from time to time, except that at our option payment of any interest may be made (except in the case of junior subordinated debt securities in global form), by check mailed to the address of the person entitled thereto as such address shall appear in the register for junior subordinated debt securities or by wire transfer to an account specified by the person entitled thereto as specified in such register, provided that proper transfer instructions have been received by the relevant record date. Payment of any interest on any junior subordinated debt security will be made to the person in whose name such junior subordinated debt security is registered at the close of business on the record date for such interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however the we will at all times be required to maintain a paying agent in each place of payment for the junior subordinated debt securities.

         Any moneys deposited with the debenture trustee or any paying agent, or then held by us in trust, for the payment of the principal of or interest on any junior subordinated debt security and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us and the holder of such junior subordinated debt security shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

Our Option to Defer Interest Payments

         So long as no Debenture Event of Default has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the junior subordinated debt securities at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each interest deferral period, provided, that no interest deferral period may extend beyond April 15, 2029. At the end of an interest deferral period, we must pay all interest then accrued and unpaid on the junior subordinated debt securities (together with interest thereon accrued at 9.25% per annum, compounded quarterly from the relevant interest payment date, to the extent permitted by applicable law). During an interest deferral period and for so long as the junior subordinated debt securities remain outstanding, interest will continue to accrue and holders of junior subordinated debt securities (and holders of the capital securities while capital securities are outstanding) will be required to accrue interest income (in the form of OID) for United States federal income tax purposes.

         With certain exceptions, during any interest deferral period, we may not pay cash dividends on our capital stock or acquire shares of its capital stock. Additionally, we may not make any payment on or repay, repurchase or redeem any of our debt securities that rank equally with or junior in interest to the junior subordinated debt securities or make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if such guarantee ranks equally with or junior in interest to the junior subordinated debt securities.

Our Option to Redeem the Junior Subordinated Debt Securities Before Maturity

         The junior subordinated debt securities are redeemable prior to maturity at our option on or after April 15, 2004, in whole at any time or in part from time to time, or in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined under "Description of Capital Securities - Events That Will Cause Redemption of Capital Securities"), in each case at the redemption price described below. The proceeds of any such redemption will be used by the trust to redeem the capital securities.

         The Federal Reserve's risk-based capital guidelines, which are subject to change, currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (unless the equity or capital instrument were redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve considers the organization's capital position to be fully adequate after the redemption).

         The redemption of the junior subordinated debt securities by us prior to April 15, 2029 would constitute the redemption of capital instruments under the Federal Reserve's current risk-based capital guidelines and may be subject to the prior approval of the Federal Reserve. The redemption of the junior subordinated debt securities also could be subject to the additional prior approval of the Federal Reserve under its current risk-based capital guidelines.


         The redemption price for junior subordinated debt securities in the case of a redemption on or after April 15, 2004 shall equal the following prices, expressed in percentages of the principal amount, together with accrued interest to but excluding the date fixed for redemption. If redeemed during the 12-month period beginning April 15:


                                           Year              redemption price

                                           2004           104.625% ($26.15625)
                                           2005           104.163% ($26.04075)
                                           2006           103.700% ($25.92500)
                                           2007           103.238% ($25.80950)
                                           2008           102.775% ($25.69375)
                                           2009           102.313% ($25.57825)
                                           2010           101.850% ($25.46250)
                                           2011           101.388% ($25.34700)
                                           2012           100.925% ($25.23125)
                                           2013           100.463% ($25.11575)
         and at 100% on or after April 15, 2014


         The redemption price for junior subordinated debt securities, in the case of a redemption prior to April 15, 2004 following a Tax Event, Investment Company Event or Capital Treatment Event as described above, will equal the Make-Whole Amount (as defined under "Description of Capital Securities - Events That Will Cause Redemption of Capital Securities"), together with accrued interest to but excluding the date fixed for redemption.

Additional Sums We Might Have to Pay to the Trust

         We have covenanted in the indenture that, if and for so long as the trust is the holder of all junior subordinated debt securities and the trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, we will pay as additional sums on the junior subordinated debt securities such amounts as may be required so that the distributions payable by the trust will not be reduced as a result of any such additional taxes, duties or other governmental charges.

Interest on the Junior Subordinated Debt Securities

         The junior subordinated debt securities shall bear interest at 9.25% per annum, from the original date of issuance, payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing April 15, 1999, to the person in whose name such junior subordinated debt security is registered, subject to certain exceptions, at the close of business on the business day next preceding, such interest payment date. The term "interest" as used herein, as such term relates to the junior subordinated debt securities, includes any compounded interest or Additional Sums or any additional distributions payable unless otherwise stated. In the event the junior subordinated debt securities are not held solely in book-entry only form, we will select relevant record dates, which shall be 15 days prior to the relevant interest payment date.

         The amount of interest payable for any period will be computed on the basis of the actual number of days elapsed in a year of twelve 30-day months. In the event that any date on which interest is payable on the junior subordinated debt securities is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date.

How the Indenture Can Be Amended

         From time to time we and the debenture trustee may, without the consent of the holders of junior subordinated debt securities, amend, waive or supplement the indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interest of the holders of junior subordinated debt securities or the holders of the capital securities so long as they remain outstanding) and maintaining the qualification of the indenture under the Trust Indenture Act. The indenture contains provisions permitting us and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of outstanding junior subordinated debt securities, to modify the indenture in a manner affecting the rights of the holders of junior subordinated debt securities; provided, however, that no such modification may, without the consent of the holder of each outstanding junior subordinated debt security so affected, change the stated maturity, or reduce the principal amount of the junior subordinated debt securities, or reduce the rate or extend the time of payment of interest thereon or reduce the percentage of principal amount of junior subordinated debt securities, or have certain other effects as set forth in the indenture.

         In addition, we and the debenture trustee may execute, without the consent of any holder of junior subordinated debt securities, any supplemental indenture for the purpose of creating any other debentures.

What Is a Debenture Event of Default and What Are the Consequences?

         The indenture provides that any one or more of the following described events with respect to the junior subordinated debt securities that has occurred and is continuing constitutes a "Debenture Event of Default":

         o our failure for 30 days to pay any interest on the junior subordinated debt securities when due (subject to the deferral of any due date in the case of an interest deferral period); or

         o our failure to pay any principal on the junior subordinated debt securities when due, whether at maturity, upon redemption, by declaration of acceleration or otherwise; or

         o our failure to observe or perform in any material respect certain other covenants contained in the indenture for 90 days after written notice to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the junior subordinated debt securities; or

         o        our bankruptcy, insolvency or reorganization; or

         o the voluntary or involuntary dissolution, winding-up or termination of the trust, except in connection with the distribution of the junior subordinated debt securities to the holder of common securities and capital securities in liquidation of the trust, the redemption of all of the common securities and capital securities of the trust, or certain mergers, consolidations or amalgamations, each as permitted by the declaration.

         The holders of a majority in aggregate outstanding principal amount of the junior subordinated debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the junior subordinated debt securities may declare the principal due and payable immediately upon a Debenture Event of Default and, should the debenture trustee or such holders of junior subordinated debt securities fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the capital securities shall have such right. The holders of a majority in aggregate outstanding principal amount of the junior subordinated debt securities may annul such declaration and waive the default if the default (other than the nonpayment of the principal of the junior subordinated debt securities which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee. Should the holders of junior subordinated debt securities fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the capital securities shall have such right.

         The holders of a majority in aggregate outstanding principal amount of the junior subordinated debt securities affected thereby may, on behalf of the holders of all the junior subordinated debt securities, waive any past default, except a default in the payment of principal of or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee) on the junior subordinated debt securities or a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debt security. Should the holders of such junior subordinated debt securities fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the capital securities shall have such right. We are required to file annually with the debenture trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to it under the indenture.

         In case a Debenture Event of Default shall occur and be continuing, the property trustee will have the right to declare the principal of and the interest on the junior subordinated debt securities, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the junior subordinated debt securities.

Enforcement of Rights by Holders of Capital Securities

         If a Debenture Event of Default has occurred and is continuing and such event is attributable to our failure to pay interest or principal on the junior subordinated debt securities on the date such interest or principal is otherwise payable, a holder of capital securities may institute a direct action against us. We may not amend the indenture to remove the foregoing right to bring a direct action against us without the prior written consent of the holders of all of the capital securities. Notwithstanding any payments made to a holder of capital securities by us in connection with a direct action against us, we shall remain obligated to pay the principal of and interest on the junior subordinated debt securities, and we shall be subrogated to the rights of the holder of such capital securities with respect to payments on the capital securities to the extent of any payments made by us to such holder in any direct action against us.

         The holders of the capital securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the junior subordinated debt securities unless there shall have been an Event of Default under the declaration.

Consolidation, Merger, Sale of Assets and Other Transactions Involving Us

         The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and no person shall consolidate with or merge with or into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

         o in case we consolidate with or merge with or into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and such successor person expressly assumes our obligations on the junior subordinated debt securities issued under the indenture;

         o immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing;

         o if at the time any capital securities are outstanding, such transaction is permitted under the declaration and the guarantee and does not give rise to any breach or violation of the declaration or the guarantee; and

         o certain other conditions as prescribed in the indenture are met.

         The provisions of the indenture do not afford holders of the junior subordinated debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the junior subordinated debt securities.

What Does Subordination Mean to You?

         In the indenture, we have covenanted and agreed that any junior subordinated debt securities issued thereunder shall be subordinate and junior in right of payment to all senior debt to the extent provided in the indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding involving us, the holders of senior debt will first be entitled to receive payment in full of principal of and interest, if any, on such senior debt before the holders of junior subordinated debt securities, or the property trustee on behalf of the holders, will be entitled to receive or retain any payment or distribution in respect thereof.

         In the event of the acceleration of the maturity of the junior subordinated debt securities, the holders of all senior debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the junior subordinates debt securities will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the junior subordinated debt securities.

         If we default in the payment of any principal of or interest, if any, on any, senior debt when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist or all senior debt shall have been paid, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made for principal or interest, if any, on the junior subordinated debt securities, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the junior subordinated debt securities.

         "senior debt" means:

         o the principal of, and premium, if any, and interest on all our indebtedness for money borrowed, whether outstanding on the date of execution of the indenture or thereafter created, assumed or incurred, except indebtedness that is expressly stated to rank junior to or equally with the junior subordinated debt securities;

         o all obligations (except those that are expressly stated to rank junior to or equally with the junior subordinated debt securities) to make payment pursuant to the terms of financial instruments, such as,

                  (i) securities contracts and foreign currency exchange contracts,

                  (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts, and

                  (iii)    similar financial instruments;

         o indebtedness or obligations of others of the kinds described above for the payment of which we are is responsible or liable as guarantor or otherwise, and

         o        any deferrals, renewals or extensions of any such senior debt.

                  However, senior debt does not include

         o any debt of ours which, when incurred and without respect to any election under Section 1111 (b) of the United States Bankruptcy Code of 1978, was without recourse to us,

         o        any debt of ours to any of our subsidiaries,

         o        debt to any of our employees,

         o debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such debt by the holders of the junior subordinated debt securities as a result of the subordination provisions of the indenture would be greater than such payments otherwise would have been as a result of any obligation of such holders of such debt to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such debt is subject,

         o trade accounts payable or accrued liabilities arising in the ordinary course of business and

         o        any other debt securities issued pursuant to the indenture.

         The indenture places no limitation on the amount of senior debt that we may incur. We expect from time to time to incur additional indebtedness constituting senior debt. At September 30, 1998 we had no senior debt on an unconsolidated basis. The indenture also places no limitation on the indebtedness of our subsidiaries, which rank senior in right of payment to the junior subordinated debt securities.

Governing Law

         The indenture and the junior subordinated debt securities will be governed by and construed in accordance with the laws of the State of Virginia.

Information About the Debenture Trustee

         The debenture trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the debenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of junior subordinated debt securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                            DESCRIPTION OF GUARANTEE

         The guarantee will be executed and delivered by us concurrently with the issuance by the trust of the common securities and capital securities for the benefit of the holders from time to time of such common securities and capital securities. Wilmington Trust Company will act as trustee (the "guarantee trustee") under the guarantee agreement. The guarantee agreement will be qualified under the Trust Indenture Act. This summary of certain provisions of the guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the guarantee, including the definitions therein of certain terms, and the Trust Indenture Act. The guarantee trustee will hold the guarantee for the benefit of the holders of the common securities and capital securities.

General

         We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the guarantee payments (as defined below) to the holders of the common securities and capital securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment. The following payments with respect to the common securities and capital securities, to the extent not paid by or on behalf of the trust (the "guarantee payments"), will be subject to the guarantee:

         o any accrued and unpaid distributions required to be paid on the common securities and capital securities, to the extent that the trust has funds on hand available therefor at such time,

         o the redemption price with respect to common securities and capital securities called for redemption, to the extent that the trust has funds on hand available therefor at such time, and

         o upon a voluntary or involuntary dissolution, winding up or liquidation of the trust (other than in connection with the distribution of junior subordinated debt securities to the holders of the common securities and capital securities or the redemption of all of the capital securities) the lesser of the liquidation distribution, to the extent the trust has funds available therefor and the amount of assets of the trust remaining available for distribution to holders of the common securities and capital securities upon liquidation of the trust after satisfaction of liabilities to creditors of the trust as required by applicable law.

         Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the common securities and capital securities or by causing the trust to pay such amounts to such holders.

         The guarantee will be an irrevocable guarantee on a subordinated basis of the trust's obligations under the common securities and capital securities, although it will apply only to the extent that the trust has funds sufficient to make such payments, and is not a guarantee of collection. If we do not make interest payments on the junior subordinated debt securities held by the trust, the trust will not be able to pay distributions on the capital securities and will not have funds legally available therefor.

         The guarantee will rank subordinate and junior in right of payment to all senior debt. As a holding company, we conduct our operations principally through Resource Bank and, therefore, our principal source of cash is receipt of dividends from Resource Bank. However, there are legal limitations on the source and amount of dividends that a Virginia-chartered, Federal Reserve member bank such as Resource Bank is permitted to pay. A Virginia-chartered bank may pay dividends only from net undivided profits. Additionally, a dividend may not be paid if it would impair the paid-in capital of the bank. In addition, prior approval of the Federal Reserve is required if the total of all dividends declared by a member bank in any calendar year will exceed the sum of that bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to either surplus or any fund for the retirement of any preferred stock. At September 30, 1998, Resource Bank could have paid approximately $2.7 million in dividends to us without prior Federal Reserve approval. The payment of dividends by Resource Bank may also be affected by other factors, such as requirements for the maintenance of adequate capital. In addition, the Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of Resource Bank, whether the payment of dividends would be an unsafe or unsound banking practice and to prohibit payment thereof. The guarantee does not limit the incurrence or issuance of other secured or unsecured debt of by us, including senior debt, whether under the indenture, any other indenture that we may enter into in the future or otherwise.

         Taken together, our obligations under the guarantee, the declaration, the junior subordinated debt securities and the indenture, including our obligation to pay the costs, expenses and other liabilities of the trust (other than the trust's obligations to the holders of the common securities and capital securities), provide, in the aggregate, a full, irrevocable and unconditional guarantee of all of the trust's obligations under the capital securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the capital securities.

Status of the Guarantee

         The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all senior debt in the same manner as junior subordinated debt securities.

         The guarantee will rank equally with all other guarantees issued by us under the indenture. The guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The guarantee will be held for the benefit of the holders of the common securities and capital securities. The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution to the holders of the common securities and capital securities of the junior subordinated debt securities. The guarantee does not place a limitation on the amount of additional senior debt that we may incur. We expect from time to time to incur additional indebtedness constituting senior debt.

How the Guarantee Can Be Amended or Assigned

         Except with respect to any changes that do not materially adversely affect the rights of holders of the common securities and capital securities (in which case no vote will be required), the guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of such outstanding capital securities. The manner of obtaining any such approval will be as set forth under "Description of Capital Securities -

Voting Rights; Amendment of the Declaration." All guarantees and agreements contained in the guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the capital securities then outstanding.

Your Rights If We Default

         An event of default under the guarantee will occur upon our failure to perform any of our payments or other obligations thereunder; provided, however, that except with respect to a default in payment of any guarantee payment, we shall have received notice of default and shall not have cured such default within 60 days after receipt of such notice; and provided, further, that no event of default under the guarantee shall occur unless an Event of Default under the declaration or a Debenture Event of Default shall have occurred. The holders of not less than a majority in aggregate liquidation amount of the capital securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

         Any holder of the capital securities may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We, as guarantor, are required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

Information About the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of a default by us in performance of the guarantee, undertakes to perform only such duties as are specifically set forth in the guarantee and, after default with respect to the guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of the common securities and capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Termination of the guarantee

         The guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the common securities and capital securities, upon full payment of the amounts payable upon liquidation of the trust or upon distribution of junior subordinated debt securities to the holders of the common securities and capital securities. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the common securities and capital securities must restore payment of any sums paid under the common securities and capital securities or the guarantee.

Governing Law

         The guarantee will be governed by and construed in accordance with the laws of the State of Virginia.

                   RELATIONSHIP AMONG THE CAPITAL SECURITIES,
            THE JUNIOR SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

Our Full and Unconditional Guarantee

         Payments of distributions and other amounts due on the capital securities (to the extent the trust has funds available for the payment of such distributions) are irrevocably guaranteed by us as and to the extent set forth under "Description of Guarantee." Taken together, our obligations under the junior subordinated debt securities, the indenture, the declaration and the guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the capital securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the capital securities. If and to the extent that the we do not make payments on the junior subordinated debt securities, the trust will not pay distributions or other amounts due on the capital securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay such distributions. In such event, the remedy of a holder of capital securities is to institute a direct action against us. Our obligations under the guarantee are subordinate and junior in right of payment to all senior debt.

Why Our Payments on the Junior Subordinated Debt Securities Will be Sufficient

         As long as payments of interest and other payments are made when due on the junior subordinated debt securities, such payments will be sufficient to cover distributions and other payments due on the capital securities, primarily because:

         o the aggregate principal amount or redemption price of the junior subordinated debt securities will be equal to the sum of the aggregate liquidation amount or redemption price, as applicable, of the common securities and capital securities;

         o the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the capital securities;

         o we will pay for all costs, expenses and liabilities of the trust except the trust's obligations to holders of common securities and capital securities under such common securities and capital securities; and

         o the declaration further provides that the trust will not engage in any activity that is not consistent with the limited purposes thereof.

         Notwithstanding anything to the contrary in the indenture, we have the right to set off any payment we are otherwise required to make thereunder with and to the extent we have theretofore made, or is concurrently on the date of such payment making, any payment under the guarantee used to satisfy the related payment of indebtedness under the indenture.

Enforcement Rights of Holders of Capital Securities

         A holder of any Capital Security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person or entity.

         A default or event of default under any senior debt would not constitute a default or Event of Default under the declaration. However, in the event of payment defaults under, or acceleration of, senior debt, the subordination provisions of the indenture provide that no payments may be made in respect of the junior subordinated debt securities until such senior debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on junior subordinated debt securities would constitute an Event of Default under the declaration.

The Purpose of the Trust Is Limited

         The capital securities evidence a beneficial interest in the trust, and the trust exists for the sole purpose of issuing the capital securities and common securities, investing the proceeds of the common securities and capital securities in junior subordinated debt securities and engaging in other activities necessary or incidental thereto.

Your Rights Upon Termination of the Trust

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the junior subordinated debt securities, after satisfaction of the liabilities of creditors of the trust as required by applicable law, the holders of the common securities and capital securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the junior subordinated debt securities, would be our subordinated creditor, subordinated in right of payment to all senior debt as set forth in the indenture, but entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust (other than the trust's obligations to the holders of its common securities and capital securities), the positions of a holder of capital securities and a holder of junior subordinated debt securities relative to our other creditors and to stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of capital securities. Unless otherwise stated, this summary addresses only the tax consequences to a "U.S. holder" (as defined below) that acquires capital securities on their original issue at their original offering price and does not address the tax consequences to persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, persons that hold capital securities as part of a position in a "straddle" or as part of a "hedging", "conversion" or other integrated investment transaction for United States federal income tax purposes, persons whose functional currency is not the United States dollar or persons that do not hold capital securities as capital assets. For purposes of this summary, a "U.S. holder" is a securityholder (as defined below) who or that is an individual citizen or resident of the United States, a domestic corporation or partnership organized under the laws of the United States or any State thereof or the District of Columbia or an estate or trust the income of which is subject to United States federal income taxation regardless of source.

         The statements of law or legal conclusions set forth in this summary constitute the opinion of Williams Mullen Christian & Dobbins, tax counsel to us and the trust. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of the capital securities. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership and disposition of the capital securities may differ from the treatment described below.

         Prospective investors are advised to consult with their own tax advisors in light of their own particular circumstances as to the federal tax consequences of the purchase, ownership and disposition of the capital securities, as well as the effect of any state, local or foreign tax laws.

Classification of the Junior Subordinated Debt Securities and the Trust

         Under current law and assuming compliance with the terms of the Declaration, the trust will not be classified as an association taxable as a corporation for United States federal income tax purposes. Moreover, the trust should be classified as a grantor trust, and if not so classified will be classified as a partnership, for United States federal income tax purposes. As a result, each beneficial owner of capital securities (a "securityholder") that is a U.S. holder will be required to include in its gross income its pro rata share of the interest income, including OID, paid or accrued with respect to the junior subordinated debt securities, whether or not cash is actually distributed to the securityholders. The junior subordinated debt securities will be classified as indebtedness of Resource Bankshares Corporation for United States federal income tax purposes.

Interest Income and Original Issue Discount

         Under applicable Treasury Regulations, a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. We believe that the likelihood of our exercising our option to defer payments of interest is remote. Based on the foregoing, we believe that the junior subordinated debt securities will not be considered to be issued with OID at the time of their original issuance.

         Because the discount at which the junior subordinated debt securities are being issued is less than 1/4 of 1 percent of the junior subordinated debt securities stated redemption price at maturity times the number of complete years to maturity of the junior subordinated debt securities, such discount will constitute de minimis OID and will not be required to be taken into account on a current basis. The following discussion assumes that unless and until we exercise our option to defer interest on the junior subordinated debt securities, the junior subordinated debt securities will not be treated as issued with OID other than de minimis OID.

         Under the Treasury Regulations, if we exercised our option to defer any payment of interest, the junior subordinated debt securities would be treated as reissued with OID, and, thereafter, all stated interest on the Junior Subordinated Debentures would be treated as OID as long as the junior subordinated debt securities remained outstanding. In such event, all of a U.S. holder's taxable interest income with respect to the junior subordinated debt securities would be accounted for as OID on an economic accrual basis regardless of such U.S. holder's method of tax accounting, and actual distributions of stated interest would not be reported separately as taxable income. Consequently, a U.S. holder would be required to include OID in gross income even though we would not make any actual cash payments during an interest deferral period.

         The Treasury Regulations have not been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take the position that the junior subordinated debt securities were issued with OID at the time of their original issuance.

         Because income on the capital securities will constitute interest or OID, corporate U.S. holders will not be entitled to the dividends-received deduction with respect to any income recognized with respect to the capital securities. If any additional distributions are paid on the capital securities it is possible that such additional distributions might constitute OID (whether or not an interest deferral period has occurred).

         Subsequent uses of the term "interest" in this summary shall include income in the form of OID.

Distribution of the Junior Subordinated Debt Securities to Holders of Capital Securities

         Under current law, a distribution by the trust of the junior subordinated debt securities, as described under the caption "Description of Capital Securities - Liquidation of the Trust and Distribution of Junior Subordinated Debt Securities," will be nontaxable and will result in a U.S. holder receiving directly its pro rata share of the junior subordinated debt securities previously held indirectly through the trust, with a holding period and aggregate adjusted tax basis equal to the holding period and aggregate adjusted tax basis such U.S. holder had in its capital securities immediately before such distribution. If, however, the liquidation of the trust were to occur because the trust were subject to United States federal income tax with respect to income accrued or received on the junior subordinated debt securities, the distribution of junior subordinated debt securities to U.S. holders by the trust would be a taxable event to the trust and each U.S. holder, and each U.S. holder would recognize gain or loss as if the U.S. holder had exchanged its capital securities for the junior subordinated debt securities it received upon the liquidation of the trust. A U.S. holder will include interest in respect of the junior subordinated debt securities received from the trust in the manner described above under "Interest Income and Original Issue Discount."

Sales or Redemption of the Capital Securities

         Gain or loss will be recognized by a U.S. holder on a sale, exchange, or other disposition of the capital securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in the capital securities sold or so redeemed. Assuming that we do not exercise our option to defer payment of interest on the junior subordinated debt securities, a U.S. holder's adjusted tax basis in the capital securities generally will be its initial purchase price. If the Junior Subordinated Debentures are deemed to be issued with OID (as a result of our deferral of any interest payment), a U.S. holder's adjusted tax basis in the capital securities generally will be its initial purchase price, increased by OID previously included in such U.S. holder's gross income to the date of disposition and decreased by distributions or other payments received on the capital securities other than payments of stated interest that are not treated as OID. Gain or loss recognized by a U.S. holder on the capital securities generally will be taxable as capital gain or loss (except to the extent any amount realized is treated as a payment of accrued interest with respect to such U.S. holder's pro rata share of the junior subordinated debt securities required to be included in income) and generally will be long-term capital gain or loss if the capital securities have been held for more than one year.

         Should we exercise our option to defer any payment of interest on the junior subordinated debt securities, the capital securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying junior subordinated debt securities. In the event of such a deferral, a securityholder that disposes of its capital securities between record dates for payments of distributions (and consequently does not receive a distribution from the trust for the period prior to such disposition) will nevertheless be required to include in income as ordinary income accrued but unpaid interest on the junior subordinated debt securities through the date of disposition and to add such amount to its adjusted tax basis in its capital securities disposed of. Such U.S. holder will recognize a capital loss on the disposition of its capital securities to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than the U.S. holder's adjusted tax basis in the capital securities (which will include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

United States Alien Holders

         For purposes of this discussion, a "United States alien holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a nonresident alien individual, a foreign partnership or a nonresident fiduciary of a foreign estate or trust.

         Under current United States federal income tax law, and subject to the discussion of backup withholding below, payments by the trust or any of its paying agents to any securityholder who or that is a United States alien holder will not be subject to United States federal withholding tax; provided that:

         o the securityholder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Resource Bankshares Corporation entitled to vote;

         o the securityholder is not a controlled foreign corporation that is related to Resource Bankshares Corporation through stock ownership; and

         o either the securityholder certifies to the trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a financial institution), holding the capital security in such capacity, certifies to the trust or its agent, under penalties of perjury, that such statement has been received from the securityholder by it or by a financial institution holding such security for the securityholder and furnishes the trust or its agent with a copy thereof.

         Additionally, a United States alien holder of a capital security will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of a capital security.

Information Reporting to Securityholders

         Generally, income on the capital securities will be reported to securityholders on Forms 1099, which forms should be mailed to securityholders by January 31 following each calendar year.

Backup Withholding

         Payments made on, and proceeds from the sale of, the capital securities may be subject to a "backup" withholding tax of 31% unless the securityholder complies with certain certification requirements. Any withheld amounts will be allowed as a credit against the securityholder's United States federal income tax, provided the required information is furnished to the Internal Revenue Service on a timely basis.

                              ERISA CONSIDERATIONS

         ERISA pension plans, qualified retirement plans, and IRAs (collectively referred to as retirement plans) are subject to certain transactional restrictions under ERISA and/or the Internal Revenue Code. For example, a fiduciary (generally, someone who has discretionary control over plan assets or receives money for investment advice) is prohibited under these restrictions from (1) engaging in transactions in its own interest or for its own account or
(2) from receiving consideration from any party dealing with a plan with regard to its assets. In addition, a plan may not enter into purchase, sale, or loan transaction with a disqualified person. A disqualified person includes, among other things, a fiduciary, the plan sponsor, and any entity providing services (for example, custodial or administrative services) to a plan. Violation of these transactional restrictions can result in the imposition of federal excise taxes, federal and state income tax on otherwise exempt retirement trusts, and accelerated federal and state income tax on the otherwise deferred income accounts of retirement plan participants.

         In the usual case, when a retirement plan invests plan assets in a security, the security purchased replaces the purchase money as a plan asset and the purchase money becomes an asset of the entity who offered the security for sale. Because of a concern that certain enterprises were in reality functioning as investment managers to plans, but avoiding classification as a fiduciary under ERISA through the device of issuing participation units in, for example, limited partnerships, the Department of Labor issued regulations (the "plan asset regulations") which provide that when certain equity interests (including a beneficial interest in a trust as well as participation in a limited partnership) are acquired by a plan, both the equity interest acquired in the hands of the purchasing plan and the purchase money in the hands of the issuer of the equity interest constitute plan assets. Since the issuer has discretionary control over these assets, the issuer becomes a fiduciary under ERISA with respect to the investing plan. As a result, unless an exception applies, the trust's purchase of the junior subordinated debt securities from Resource Bankshares Corporation with assets invested by retirement plans would constitute an instance of the trust as a fiduciary dealing on its own account and in its own interest with plan assets or receiving consideration from an entity (Resource Bankshares Corporation) engaged in a transaction involving plan assets. The plan asset regulations provide certain exemptions to its plan asset characterization rules.

         It appears that one of the exemptions provided by the plan asset regulations, namely, the publicly-offered exemption, applies to junior subordinated debt securities purchased by the trust as consequence of a retirement plan's investment in capital securities with the result that the purchase money or junior subordinated debt securities will not be deemed to be plan assets in the hands of the trustee. Under the plan asset regulations, a publicly-offered equity interest in a trust or other non-operating entity purchased by a plan does not constitute a plan asset if the interest is freely transferable and widely held. The plan asset regulations provide that a security is publicly-offered if it is sold to a plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which such security is part is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. We intend to cause the capital securities to be so registered under the Securities Exchange Act of 1934. Further, although ultimately under the plan asset regulations it is a question of fact, a security will generally be deemed to be freely transferable if its purchase price is $25,000 or less at the time of the public offering. If, in addition, the securities when offered initially to the public will be held by 100 or more persons independent of the issuer or of one another, they will generally be deemed to be widely held. It is anticipated that with regard to these criteria provided by the plan asset regulations, the capital securities at the time of being initially offered constitute securities which are publicly-offered, widely held, and freely transferable. Retirement plans should, nevertheless, consult with their own counsel regarding the application of the plan asset regulations to the purchase of capital securities from the trust.

         If we or Resource Bank provide any services to an investing retirement plan, then it is a disqualified person with respect to that plan irrespective of whether the trust qualifies under the publicly-offered securities exemption to the plan asset regulations. Consequently, the purchase of junior subordinated debt securities by the trust would be an indirect loan made by the retirement plan to us and, as such, would constitute a prohibited transaction under ERISA.

                           FORWARD LOOKING STATEMENTS

         Some of the statements contained or incorporated by reference in this prospectus may be "forward-looking statements." Statements which use words such as "believes," "expects," "may," "will," "should," "projected," "contemplates" or "anticipates" or the negative of those terms or other variations may be forward-looking statements. These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by the statements.

         Some important factors that may cause actual results to differ from that projected in a forward-looking statement, include for example,

         o        our ability to implement our business strategy;

         o        a decline in economic condition in our market areas;

         o a tightening in the difference between our cost of funds and what we earn on the loans we make;

         o        changes in governmental regulations affecting our business.

         There are several other factors spelled out in "Risk Factors" beginning on page 11 of this prospectus.


                                  UNDERWRITING

         The underwriter, McKinnon & Company, Inc., 555 Main Street, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with the trust and us, to sell, as selling agent, on a best efforts basis, up to $8.0 million (aggregate liquidation amount) of capital securities. The trust has, however, reserved the right to increase the aggregate liquidation amount by not more than $1.2 million. The underwriter is not obligated to purchase the capital securities if they are not sold to the public.

         The underwriter has informed the trust and us that it proposes to sell the capital securities as selling agent for the trust, subject to prior sale, when, as and if issued by the trust, in part to the public at the public offering price set forth on the cover page of this prospectus and, in part, through certain selected dealers, who are members of the National Association of Securities Dealers, Inc., to customers of such selected dealers at such public offering price, for which each selected dealer will receive a commission of $0.50, for each $25 of capital securities that it sells. The underwriter reserves the right to reject any order for the purchase of capital securities through it in whole or in part.


         The public offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number of capital securities. Funds received by the underwriter from investors in the public offering will be deposited with and held by the escrow agent in a non-interest bearing account until the closing of the public offering. Closing is expected to occur on or about March 9, 1999.


         As the proceeds of the sale of the capital securities will ultimately be used to purchase the junior subordinated debt securities, the underwriting agreement provides that we will pay as compensation ("underwriter's compensation") an amount directly to the underwriter of $0.75 per capital security (or up to $240,000 in the aggregate).

         The underwriting agreement provides that we and the trust will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act or contribute to payments the underwriter may be required to make in respect thereof.

         The capital securities are a new issue of securities with no established trading market. We and the trust do not intend to apply for listing of the capital securities on any securities exchange. We and the trust have been advised by the underwriter that it may make a market in the capital securities. The underwriter, however, is not obligated to make a market in the capital securities. It also may discontinue any market making at any time without notice. Neither we nor the trust can provide any assurance that a secondary market for the capital securities will develop.

         The underwriter provides or has provided investment banking services to us from time to time in the ordinary course of business.

                             VALIDITY OF SECURITIES

         Certain matters of Delaware law relating to the validity of the capital securities, the enforceability of the declaration and the formation of the trust will be passed upon by Richards, Layton & Finger, special Delaware counsel to us and the trust. The validity of the guarantee and the junior subordinated debt securities, as well as certain matters relating to United States federal income tax considerations, will be passed upon for us by Williams Mullen Christian & Dobbins. Williams Mullen Christian & Dobbins will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law.

                                   ACCOUNTANTS

         The financial statements of Resource Bank as of December 31, 1997 and 1996 and for each of the years then ended, included in Resource Bank's 1997 Annual Report on Form 10-KSB incorporated by reference into this prospectus, have been incorporated by reference herein in reliance upon the report of Goodman & Company, L.L.P., independent auditors, included in Resource Bank's 1997 Form 10-KSB and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                           INDEX OF SIGNIFICANT TERMS

Additional Sums.............................31       Investment Company Event....................31
Adjusted Treasury Rate......................30       Like Amount.................................30
Capital Treatment Event.....................31       Make-Whole Amount...........................30
Debenture Event of Default..................46       Remaining Life..............................30
DTC.........................................38       Tax Event...................................31
Event of Default............................34       Treasury Rate...............................30
Investment Company Act......................36       Trust Indenture Act.........................27

======================================================      ======================================================

We have not authorized any dealer, salesperson or
other person to give any information or to represent
anything not contained in this prospectus. You must
not rely on any unauthorized information or
representations. This prospectus is an offer to sell
only the securities offered hereby, but only in the
jurisdictions where it is lawful to do so. The                                     $8,000,000
information contained in this prospectus is current                         RESOURCE CAPITAL TRUST I
only as of March 4, 1999.
                                                                           $2.3125 Capital Securities
                    --------------
                                                                               (liquidation amount
                  TABLE OF CONTENTS                                         $25 per capital security)

Where You Can Find More Information..................1
Incorporation OfInformation That We File With
  The SEC............................................1              Fully and unconditionally guaranteed, as
Prospectus Summary...................................3                       described herein, by
The Offering.........................................6
Ratio Of Earnings To Fixed Charges...................9
Summary Financial Information.......................10                  RESOURCE BANKSHARES CORPORATION
Risk Factors........................................11
Use Of Proceeds.....................................14
Resource Capital Trust I............................15
Selected Historical Financial Information...........16
Resource Bankshares Corporation.....................17                      McKinnon & Company, Inc.
Capitalization......................................26
Accounting Treatment................................26                            Prospectus
Regulatory Treatment................................27
Description Of Capital Securities...................27                         Dated March 4, 1999
Description Of Junior Subordinated Debt
  Securities........................................42
Description Of Guarantee............................50
Relationship Among The Capital Securities, The
  Junior Subordinated Debt Securities And The
  Guarantee.........................................53
United States Federal IncomeTax Consequences........55
ERISA Considerations................................58
Forward Looking Statements..........................59
Underwriting........................................59
Validity Of Securities..............................60
Accountants.........................................60
Index Of Significant Terms..........................61

======================================================      ======================================================